Exhibit 99.1

DADA NEXUS LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Independent Auditors’ Report	3
Consolidated Balance Sheets as of December 31, 2016 (Restated) and 2017 (Restated)	4-5
Consolidated Statements of Operations and Comprehensive Loss for the Years Ended December 31, 2016 (Restated) and 2017 (Restated)	6
Consolidated Statements of Changes in Shareholders’ Deficit for the Years Ended December 31, 2016 (Restated) and 2017 (Restated)	7
Consolidated Statements of Cash Flows for the Years Ended December 31, 2016 (Restated) and 2017 (Restated)	8-9
Notes to the Consolidated Financial Statements	10-54

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors of Dada Nexus Limited:

We have audited the accompanying consolidated financial statements of Dada Nexus Limited (the “Company”), its subsidiaries, its variable interest entity (“VIE”) and VIE’s subsidiaries, which comprise the consolidated balance sheets as of December 31, 2016 and 2017, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ deficit, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Dada Nexus Limited, its subsidiaries, its VIE and VIE’s subsidiaries as of December 31, 2016 and 2017, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Restatement of Previously Issued Financial Statements

As discussed in Note 21 to the consolidated financial statements, the accompanying 2016 and 2017 financial statements have been restated to correct certain errors. Our opinion is not modified with respect to this matter.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, the People’s Republic of China

June 28, 2019

DADA NEXUS LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2016(Restated) and 2017(Restated)

(Renminbi in thousands, except share data and otherwise noted)

		As of December 31,
	Note	2016	2017
		As Restated see Note 21	As Restated see Note 21

ASSETS
Current assets:
Cash and cash equivalents		1,977,574	1,559,537
Restricted cash		—	359,731
Short-term investments	5	205,420	324,746
Accounts receivable, net of allowance for doubtful accounts of RMB nil as of December 31, 2016 and 2017	6	3	6,946
Inventories, net		2,337	5,886
Amount due from related parties	18	32,858	48,760
Prepayments and other current assets	7	40,538	54,704
Total current assets		2,258,730	2,360,310
Property and equipment, net	8	5,621	12,863
Goodwill	3	957,605	957,605
Intangible assets, net	9	1,324,202	1,069,702
Other non-current assets		3,925	11,584
Total non-current assets		2,291,353	2,051,754
Total assets		4,550,083	4,412,064

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities (including amounts of the consolidated VIE without recourse to the Company. See Note 2.2):
Short-term loan	10	—	354,499
Accounts payable		6,158	7,145
Payable to Drivers		160,467	265,015
Amount due to related parties	18	121,233	38,290
Accrued expenses and other current liabilities	11	151,045	258,115
Total current liabilities		438,903	923,064
Deferred tax liabilities	16	95,109	80,272
Warrant liabilities	12	197,705	—
Total non-current liabilities		292,814	80,272
Total liabilities		731,717	1,003,336

Commitments and contingencies	20

DADA NEXUS LIMITED

CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF DECEMBER 31, 2016(Restated) and 2017(Restated)

(Renminbi in thousands, except share data and otherwise noted)

		As of December 31,
	Note	2016	2017
		As Restated see Note 21	As Restated see Note 21

MEZZANINE EQUITY	14
Series A Convertible Redeemable Preferred Shares (US$ 0.0001 par value, 77,000,000 shares authorised, issued and outstanding as of December 31, 2016 and 2017, respectively)		12,930	14,064
Series B Convertible Redeemable Preferred Shares (US$ 0.0001 par value, 37,748,300 shares authorised, issued and outstanding as of December 31, 2016 and 2017, respectively)		158,762	172,655
Series C Convertible Redeemable Preferred Shares (US$ 0.0001 par value, 44,286,448 shares authorised, issued and outstanding as of December 31, 2016 and 2017, respectively)		661,884	720,028
Series D Convertible Redeemable Preferred Shares (US$ 0.0001 par value, 95,524,122 shares authorised, 64,001,162 shares issued and outstanding as of December 31, 2016 and 2017, respectively)		1,881,800	2,041,281
Series E Convertible Redeemable Preferred Shares (US$ 0.0001 par value, 128,637,939 shares authorised; 58,428,921 and 93,580,586 shares issued and outstanding as of December 31, 2016 and 2017, respectively)		1,707,072	2,935,726
Total Mezzanine equity		4,422,448	5,883,754

SHAREHOLDERS’ DEFICIT
Ordinary shares ($0.0001 par value, 1,616,803,191 shares authorized, 355,105,296 and 355,105,296 shares issued and outstanding as of December 31, 2016 and 2017, respectively)	15	227	227
Additional paid-in capital		1,826,825	1,513,420
Subscription receivable		(35)	(35)
Accumulated deficit		(2,642,680)	(4,091,770)
Accumulated other comprehensive income		211,581	103,132
Total shareholders’ deficit		(604,082)	(2,475,026)

Total liabilities, mezzanine equity and shareholders’ deficit		4,550,083	4,412,064

The accompanying notes are an integral part of these consolidated financial statements.

DADA NEXUS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2016(Restated) and 2017(Restated)

(Renminbi in thousands, except share data and otherwise noted)

		Years ended December 31,
	Note	2016	2017
		As Restated, see Note 21	As Restated, see Note 21

Net Revenues		122,641	1,217,965
Operating expenses
Cost of goods sold		(20,675)	(47,687)
Fulfilment expenses		(853,533)	(1,592,664)
Selling and marketing expenses		(480,973)	(723,463)
General and administrative expenses		(233,187)	(249,172)
Research and development expenses		(129,294)	(191,977)
Other operating expenses		(602)	(1,173)
Total operating expenses		(1,718,264)	(2,806,136)
Other operating income		60	1,408
Loss from operations		(1,595,563)	(1,586,763)
Other income/(expenses)
Interest income		20,008	31,408
Interest expenses		—	(8,908)
Foreign exchange gain/(loss)		5,518	(4,253)
Fair value change in foreign currency forward contract		—	22,846
Fair value change in warrant liabilities		29,221	82,467
Total other income		54,747	123,560
Loss before income tax benefits		(1,540,816)	(1,463,203)
Income tax benefits	16	9,891	14,113
Net loss and net loss attributable to the Company		(1,530,925)	(1,449,090)

Accretion of convertible redeemable preferred shares	14	(295,809)	(374,246)
Net loss attributable to ordinary shareholders		(1,826,734)	(1,823,336)

Net Loss		(1,530,925)	(1,449,090)
Other comprehensive income/(loss)
Foreign currency translation adjustments		172,418	(108,449)
Total comprehensive loss		(1,358,507)	(1,557,539)

accompanying notes are an integral part of these consolidated financial statements.

DADA NEXUS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2016(Restated) and 2017(Restated)

(Renminbi in thousands, except share data and otherwise noted)

		Ordinary shares (par value US $0.0001)					Accumulated other	Total
	Note	Numbers of Shares	Amount	Additional paid-in capital	Subscription receivables	Accumulated deficit	comprehensive income	shareholders’ deficit

Balance as of January 1, 2016 (As Restated)		68,713,999	42	—	(35)	(1,073,704)	39,163	(1,034,534)
Issuance of ordinary shares	3	286,832,885	185	2,034,434	—	—	—	2,034,619
Early exercise of stock options granted to non-employees	13	716,431		55	—	—	—	55
Repurchase of early exercised share options	13	(716,431)		(55)	—	—	—	(55)
Repurchase of ordinary shares from Co-founder	13	(441,588)		(3,730)	—	—	—	(3,730)
Share-based compensation	13	—	—	53,879	—	—	—	53,879
Net loss		—	—	—	—	(1,530,925)	—	(1,530,925)
Accretion of convertible redeemable preferred shares	14	—	—	(257,758)	—	(38,051)	—	(295,809)
Foreign currency translation adjustments		—	—	—	—	—	172,418	172,418
Balance as of December 31, 2016 (As Restated)		355,105,296	227	1,826,825	(35)	(2,642,680)	211,581	(604,082)
Share-based compensation	13	—	—	60,841	—	—	—	60,841
Net loss		—	—	—	—	(1,449,090)	—	(1,449,090)
Accretion of convertible redeemable preferred shares	14	—	—	(374,246)	—	—	—	(374,246)
Foreign currency translation adjustments		—	—	—	—	—	(108,449)	(108,449)
Balance as of December 31, 2017 (As Restated)		355,105,296	227	1,513,420	(35)	(4,091,770)	103,132	(2,475,026)

The accompanying notes are an integral part of these consolidated financial statements.

DADA NEXUS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2016(Restated) and 2017(Restated)

(Renminbi in thousands and otherwise noted)

	Years ended December 31,
	2016	2017
	As Restated see Note 21	As Restated see Note 21

Cash flows from operating activities:
Net loss	(1,530,925)	(1,449,090)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	138,136	209,061
Share-based compensation	93,128	60,841
Foreign exchange (gain)/loss	(5,518)	4,253
Loss from disposal of property and equipment	128	—
Fair value change in foreign currency forward contract	—	(22,846)
Fair value change in warrant liabilities	(29,221)	(82,467)
Changes in operating assets and liabilities:
Accounts receivable	438	(6,943)
Inventories	(1,918)	(3,549)
Amount due from related parties	(31,081)	(15,902)
Prepayments and other current assets	(30,080)	(14,167)
Other non-current assets	(1,987)	(5,639)
Accounts payable	3,448	987
Amount due to related parties	92,787	(82,943)
Payable to Drivers	74,566	104,548
Accrued expenses and other current liabilities	(68,698)	107,069
Deferred tax liabilities	(9,891)	(14,837)
Net cash used in operating activities	(1,306,688)	(1,211,624)

Cash flows from investing activities:
Disposal of wealth management product	3,572,546	2,348,604
Purchase of wealth management product	(3,161,966)	(2,445,084)
Increase in restricted cash	—	(359,731)
Purchase of property and equipment and intangible assets	(4,917)	(12,128)
Cash paid for purchase of other non-current assets	—	(2,000)
Proceeds from disposal of property and equipment	74	—
Cash acquired from business combination, net of cash paid (Note 3)	83,204	—
Net cash provided by/(used in) investing activities	488,941	(470,339)

Cash flows from financing activities:
Proceeds from short-term loan	—	354,499
Proceeds from issuance of convertible redeemable preferred shares	1,778,540	983,820
Proceeds from early exercise of share options	55	—
Cash paid for repurchase of early exercised share options	(13,253)	—
Cash paid for repurchase of ordinary shares	(6,392)	—
Cash paid for repurchase of share options	(17,215)	—
Cash paid for share issuance costs	(10,475)	—
Net cash provided by financing activities	1,731,260	1,338,319

Effect of foreign exchange rate changes on cash and cash equivalents	126,901	(74,393)

Net increase (decrease) in cash and cash equivalents	1,040,414	(418,037)
Cash and cash equivalents, beginning of the year	937,160	1,977,574
Cash and cash equivalents, end of the year	1,977,574	1,559,537

DADA NEXUS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016(Restated) and 2017(Restated)

(Renminbi in thousands and otherwise noted)

	Years ended December 31,
	2016	2017

Supplemental disclosure for cash flow information
Cash paid for interest	—	5,514
Cash paid for income taxes	—	724

Supplemental disclosure of non-cash investing and financing activities:
Accretion of convertible redeemable preferred shares	295,809	374,246
Payable in connection with the repurchase of early exercised share options of non-employees	6,174	—

See Note 3 for the non-cash investing activities related to the JDDJ business acquisition occurred on April 26, 2016.

The accompanying notes are an integral part of these consolidated financial statements.

DADA NEXUS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data)

1.              ORGANIZATION AND NATURE OF OPERATIONS

Description of Business

Dada Nexus Limited (the “Company”) was incorporated under the laws of the Cayman Islands on July 8, 2014. The Company through its wholly-owned subsidiaries, variable interest entity (“VIE”) and VIE’s subsidiaries (collectively, the “Group”) primarily provides comprehensive logistic solution service, on-demand logistic platform service and online marketplace platform service to its customers through its mobile platforms, websites and mini programs. The Group’s principal operations and geographic markets are in the People’s Republic of China (“PRC”).

As of December 31, 2017, the Company’s major subsidiaries and consolidated VIE are as follows:

Name of Company	Place of incorporation	Date of incorporation/ acquisition	Percentage of direct or indirect economic ownership
Subsidiaries
Dada Wisdom (HK) Limited (“Dada Wisdom”)	Hong Kong	July 24, 2014	100%
Dada Glory Network Technology Ltd. (“Dada Glory”)	PRC	November 7, 2014	100%
Shanghai JD Daojia Yuanxin Information Technology Co., Ltd. (“Yuanxin”)	PRC	April 26, 2016	100%

VIE
Shanghai Qusheng Internet Co. Ltd. (“Qusheng”)	PRC	July 2, 2014	100%

2.              PRINCIPAL ACCOUNTING POLICIES

2.1       Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for the years presented.

2.2       Basis of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, VIE and VIE’s subsidiaries in which it has a controlling financial interest. The results of the subsidiaries, VIE  and VIE’s subsidiaries are consolidated from the date on which the Company obtained control and continue to be consolidated until the date that such control ceases. A controlling financial interest is typically determined when a company holds a majority of the voting equity interest in an entity.

The Group has adopted the guidance codified in ASC 810, Consolidations (“ASC 810”) on accounting for VIE, which requires certain variable interest entity to be consolidated by the primary beneficiary in which it has a controlling financial interest. A VIE is an entity with one or more of the following characteristics: (a) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional financial support; (b) as a group, the holders of the equity investment at risk lack the ability to make certain decisions, the obligation to absorb expected losses or the right to receive expected residual returns, or (c) an equity investor has voting rights that are disproportionate to its economic interest and substantially all of the entity’s activities are on behalf of the investor.

All intercompany balances and transactions between the Group, its subsidiaries, VIE and VIE’s subsidiaries have been eliminated in consolidation.

VIE Arrangements

In order to comply with the PRC laws and regulations which prohibit or restrict foreign control of companies involved in provision of internet content and other restricted businesses, the Group operates its websites and other restricted businesses in the PRC through certain PRC domestic companies, whose equity interests are held by certain management members and shareholders of the Group (“Nominee Shareholders”). On November 14, 2014, Dada Glory entered into a series of contractual agreements with Qusheng and its shareholders. The following is a summary of the agreements which allow the Dada Glory to exercise effective control over Qusheng:

Share Pledge Agreement

Under the equity interest pledge agreement entered between Dada Glory and the shareholders of Qusheng, the shareholders pledged all of their equity interests in Qusheng to guarantee their performance of their obligations under the Exclusive Business Cooperation Agreement. If the shareholders of Qusheng breach their contractual obligations under the Exclusive Business Cooperation Agreement, Dada Glory, as the pledgee, will have the right to dispose the pledged equity pursuant to the PRC law. The shareholders of Qusheng have not placed any security equity interests or allowed any encumbrance on the pledged equity interests. The equity interest pledge agreement remains effective until the shareholders of Qusheng have fully performed their obligations and repaid their consulting and service fees by the shareholders of Qusheng under the Exclusive Business Cooperation Agreement. During the equity pledge period, Dada Glory is entitled to all dividends and other distributions generated by Qusheng.

Exclusive Option Agreement

Pursuant to the exclusive option agreement entered into among Dada Glory, Qusheng and Qusheng’s shareholders, Qusheng’s shareholders irrevocably grant Dada Glory or its designated representatives an exclusive option to purchase, to the extent permitted under PRC law, all or part of the equity interest of Qusheng. The exercise price shall be the lowest price as permitted by the applicable PRC law at the time of the transfer of the optioned interest. The option term remains effective for a term of 10 years and can be extended at Dada Glory’s election. Without Dada Glory’s written consent, Qusheng and its shareholders may not sell, transfer, mortgage, or otherwise dispose of in any manner any assets, or legal or beneficial interest in the business or revenues, or allow the encumbrance thereon of any security interest.

2.              PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.2       Basis of consolidation (continued)

VIE Arrangements (continued)

Exclusive Business Cooperation Agreement

Under the Exclusive Business Cooperation Agreement entered between Dada Glory and Qusheng, Qusheng appoints Dada Glory as its exclusive services provider with complete business support and technical and consulting services. Qusheng shall not accept any consultations or services provided by any third party, and shall not cooperate with any third party. Qusheng agrees to pay Dada Glory a monthly service fee for services performed, and the monthly service fee shall be 100% of the net income of Qusheng on a monthly basis. Unless earlier termination of this agreement by Dada Glory or relevant agreements separately executed between the parties, the term of this agreement shall be 10 years and extended term shall be determined by Dada Glory’s election prior to the expiration thereof.

Power of Attorney

Pursuant to the irrevocable power of attorney, each of the Nominee Shareholders to exercise all shareholder rights under PRC law and the relevant articles of association, including but not limited to, proposing, convening and attending shareholders’ meetings of Qusheng, voting on their behalf on all matters requiring shareholder approval, sale or transfer or pledging or disposing of all or part of the Nominee Shareholders’ equity interests, and designating and appointing the senior management of Qusheng. Each power of attorney shall be irrevocably and continuously valid and effective from the date of its execution, unless Dada Glory issues adverse instructions in writing. Each Nominee Shareholders waive all the rights which have been authorized to Dada Glory under each power of attorney, and should not exercise such rights by themselves.

The irrevocable power of attorney has conveyed all shareholder rights held by the VIE’ shareholders to Dada Glory, including the right to appoint board members who nominate the general managers of the VIE to conduct day-to-day management of the VIE’s businesses, and to approve significant transactions of the VIE. In addition, the exclusive option agreements provide Dada Glory with a substantive kick-out right of the VIE’s shareholders through an exclusive option to purchase all or any part of the shareholders’ equity interest in the VIE at the lowest price permitted under PRC laws then in effect. In addition, through the exclusive support services agreements, the Company established the right to receive benefits from the VIE that could potentially be significant to the VIE, and through the equity pledge agreement, the Company has, in substance, an obligation to absorb losses of the VIE that could potentially be significant to the VIE.

Risks in relation to the VIE structure

The Company believes that the contractual arrangements amongst Dada Glory, Qusheng and their respective shareholders are in compliance with PRC law and are legally enforceable. The shareholders of Qusheng are also shareholders of the Company and therefore have no current interest in seeking to act contrary to the contractual arrangements. However, Qusheng and their shareholders may fail to take certain actions required for the Company’s business or to follow the Company’s instructions despite their contractual obligations to do so. Furthermore, if Qusheng or their shareholders do not act in the best interests of the Company under the contractual arrangements and any dispute relating to these contractual arrangements remains unresolved, the Company will have to enforce its rights under these contractual arrangements through the operations of PRC law and courts and therefore will be subject to uncertainties in the PRC legal system. All of these contractual arrangements are governed by PRC law and provided for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. As a result, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements, which may make it difficult to exert effective control over Qusheng, and its ability to conduct the Company’s business may be adversely affected.

2.              PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.2       Basis of consolidation (continued)

VIE Arrangements (continued)

The following amounts and balances of the consolidated VIE were included in the Group’s consolidated financial statements after the elimination of intercompany balances and transactions:

	As of December 31,
	2016	2017
	RMB	RMB

Cash and cash equivalents	164	953
Short-term investments	—	1,000
Accounts receivable, net	—	1,574
Prepayments and other current assets	842	1,342
Property and equipment, net	100	60
Intangible assets, net	118	105
Other non-current assets	—	1
Total assets	1,224	5,035

Accounts payable	306	—
Amount due to related parties	—	32
Accrued expenses and other current liabilities	1,878	2,512
Total liabilities	2,184	2,544

	Years ended December 31,
	2016	2017
	RMB	RMB

Net Revenues	—	9,843
Net loss	(21,362)	(24,915)

Net cash used in operating activities	(4,713)	(974)
Net cash used in investing activities	(197)	—
Net cash provided by financing activities	—	1,763

The VIE contributed approximately nil and 0.8% of the Group’s consolidated net revenues for the years ended December 31, 2016 and 2017, respectively. As of December 31, 2016 and 2017, the VIE accounted for an aggregate of approximately 0.1% and 0.1%, respectively, of the consolidated total assets, and approximately 0.3% and 0.3%, respectively, of the consolidated total liabilities.

There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests that require the Group or its subsidiaries to provide financial support to the VIE. However, if the VIE was ever to need financial support, the Group or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to its VIE through loans to the shareholders of the VIE or entrustment loans to the VIE.

The Group believes that there are no assets held in the consolidated VIE that can be used only to settle obligations of the VIE, except for registered capital and the PRC statutory reserves. As the consolidated VIE is incorporated as a limited liability company under the PRC Company Law, creditors of the VIE do not have recourse to the general credit of the Group for any of the liabilities of the consolidated VIE.

Relevant PRC laws and regulations restrict the VIE from transferring a portion of their net assets, equivalent to the balance of their statutory reserve and their share capital, to the Group in the form of loans and advances or cash dividends.

2.              PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.3       Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets, long lived assets and liabilities at the dates of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, the Group’s management reviews these estimates based on information that is currently available. Changes in facts and circumstances may cause the Group to revise its estimates. Significant accounting estimates reflected in the Group’s financial statements mainly include the useful lives of property and equipment and intangible assets, assumptions used to measure the impairment of goodwill, property and equipment and intangible assets, assumptions impacting the valuation of ordinary shares, share options and warrant liabilities, the purchase price allocation in relation to business combination, and realization of deferred tax assets.

2.4       Functional currency and foreign currency translation

The Group uses Renminbi (“RMB”) as its reporting currency. The functional currency of the Company is the United States dollar (“$”, “US$” or “USD”). The functional currency of the Company’s subsidiaries, VIE and VIE’s subsidiaries is RMB or USD as determined based on the economic facts and circumstances.

Transactions denominated in other than the functional currencies are re-measured into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are re-measured at the balance sheet date exchange rate. The resulting exchange differences are included in the comprehensive loss.

Assets and liabilities of the Company and its subsidiaries with functional currency other than RMB are translated into RMB at fiscal year-end exchange rates. Income and expense items are translated at average exchange rates prevailing during the fiscal year. Translation adjustments arising from these are reported as foreign currency translation adjustments and are shown as a component of other comprehensive loss.

2.5       Cash and cash equivalents

Cash and cash equivalents primarily consist of cash on hand and cash in bank which is highly liquid and unrestricted as to withdrawal and use.

2.6       Restricted cash

The Group’s restricted cash mainly represents the deposits pledged for short-term bank loans.

2.7       Short-term investments

Short-term investments include (i) wealth management products issued by commercial banks or other financial institutions with variable interest rates indexed to the performance of underlying assets within one year; and (ii) a foreign currency forward contract sold by a commercial bank. These investments are stated at fair value. Changes in fair value of wealth management products is included in interest income and fair value changes of the foreign currency forward contracts are presented in “Fair value change in foreign currency forward contract”.

2.8       Accounts receivable, net

Accounts receivable mainly consists of amount due from the Group’s customers, which are recorded net of allowance for doubtful accounts. The Group performs ongoing credit evaluation of its customers, and assesses allowance for doubtful accounts based upon expected collectability based on the age of the receivables and factors surrounding the credit risk of specific customers.

2.              PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.9       Inventories, net

Inventories, consisting of products available for sale, are stated at the lower of cost or market value. Cost of inventory is determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventory to the estimated market value due to slow-moving merchandise and damaged goods, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment.

2.10 Property and equipment, net

Property and equipment is stated at cost less accumulated depreciation and impairment. Property and equipment is depreciated at rates sufficient to write off its costs less impairment and residual value, if any, over the estimated useful lives on a straight-line basis. The estimated useful lives are as follows:

Category	Estimated useful lives
Computer equipment	3 years
Office facilities	3-5 years
Vehicles	8 years
Software	3-5 years
Leasehold improvement	Over the shorter of the expected useful life or the lease term

Repairs and maintenance costs are charged to operating expenses as incurred, whereas the costs of renewals and betterment that extends the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the costs, accumulated depreciation and impairment with any resulting gain or loss recognized in the other operation income or expenses of Consolidated Statements of Operations and Comprehensive Loss.

2.11 Business combination

U.S. GAAP requires that all business combinations to be accounted for under the purchase method. Since its incorporation, the Group adopted ASC 805, “Business Combinations”. Following this adoption, the cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of the (i) the total of cost of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the Consolidated Statements of Operations and Comprehensive Loss.

The determination and allocation of fair values to the identifiable assets acquired and liabilities assumed is based on various assumptions and valuation methodologies requiring considerable management judgments. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. Management determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of assets and forecasted life cycle and forecasted cash flows over that period. Although the Group believes that the assumptions applied in the determination are reasonable based on information available at the date of acquisition, actual results may differ from the forecasted amounts and the difference could be material.

2.12 Intangible assets, net

Intangible assets purchased are recognized and measured at cost upon acquisition and intangible assets arising from business combination are recognized and measured at fair value upon acquisition. The Group performs valuation of the intangible assets arising from business combination to determine the fair value to be assigned to each asset acquired. The acquired intangible assets are recognized and measured at fair value and are amortized using the straight-line approach over the estimated economic useful lives of the assets.

2.              PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.13 Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of the Group’s acquisitions of JDDJ business. Goodwill is not amortized but is reviewed at least annually for impairment or earlier, if any indication of impairment exists.

The Group adopted FASB revised guidance on “Testing of Goodwill for Impairment”. Under this guidance, the Group has the option to choose whether it will apply the qualitative assessment first and then the quantitative assessment, if necessary, or to apply the quantitative assessment directly. For reporting units applying a qualitative assessment first, the Group starts the goodwill impairment test by assessing qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the Group determines that it is more likely not the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of goodwill with its carrying value. For reporting units directly applying a quantitative assessment, the Group performs the goodwill impairment test by quantitatively comparing the fair values of those reporting units to their carrying amounts.

Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit. The Group performs the annual goodwill impairment assessment on December 31 and no goodwill impairment was identified as of December 31, 2016 and 2017 (Note 3).

2.14   Other non-current assets

Other non-current assets mainly consist of long-term lease deposits, a convertible loan to a private company, and investments in privately-held entities. For equity investments over which the Group does not have significant influence or control, the cost method of accounting is used. Under the cost method, the Group carries the investments at cost and recognizes income to the extent of dividend received from the distribution of the equity investee’s post-acquisition profits.

The Group reviews investments in equity investees for other-than-temporary impairment. The primary factors the Group considers in its determination are duration and severity of the decline in fair value, general market conditions, operating performance and the prospects of the equity investees. If the equity investment’s estimated fair value is less than the cost of the investment and the Group determines the impairment to be other-than-temporary, the Group recognizes an impairment loss for the difference between the fair value and the cost basis of the investment. No impairment loss was recognized for the years ended December 31, 2016 and 2017.

2.15 Warrant liabilities

Warrants classified as liabilities are initially recorded at fair value with gains and losses arising from changes in fair value recognized in the Consolidated Statements of Operations and Comprehensive Loss during the period in which such instruments are outstanding.

2.              PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.16 Fair value measurement

Fair value reflects the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it transacts and considers assumptions that market participants use when pricing the asset or liability.

The Group applies a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The hierarchy is as follows:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Observable, market-based inputs, other than quoted prices, in active markets for identical assets or liabilities.

Level 3: Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The fair value guidance describes three main approaches to measure the fair value of assets and liabilities: (1) market approach, (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities.

The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates.

2.              PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.17   Revenue recognition

The Group derives its revenues principally from merchants’ use of the Group’s core platforms in connection with online marketplace platform services, on-demand logistic platform services, and comprehensive logistic solution services.

•                  Platform Service

On-demand Logistic Platform Service

The Group provides on-demand logistic platform services through its self-developed on-demand logistics platform (“Dada Platform”) where the Group assists the customer, a registered merchant, in finding a deliveryman (“Driver”) to complete a delivery requested by the customer. The Group acts as an agent as it is not the primary obligor and does not bear the inventory risk. The service fee is the difference between the amount paid by a customer based on an upfront quoted fare and the amount earned by a Driver based on expected time, distance and other factors. The Group earns a variable amount from the customers and may record a loss from a transaction when an up-front quoted fare offered to a customer is less than the amount the Group is committed to pay the Driver. The service fee is recognized on a net basis at the point of delivery of merchandise. The loss of a transaction is recorded in fulfilment expenses in the Consolidated Statements of Operations and Comprehensive Loss.

JDDJ Marketplace Platform Service

The Group provides JDDJ marketplace platform services on its Online-to-Offline (“O2O”) ecommerce grocery platform (“JDDJ Platform”). The service revenues primarily consist of commission fees charged to third-party merchants for participating in the Group’s online marketplace, where the Group acts as an agent and facilitates the merchants’ online sales of their goods through JDDJ Platform. The Group is not the primary obligor, does not take inventory risk, and does not have latitude over pricing of the merchandise. Upon successful sales, the Group charges the merchant a fixed rate commission fee based on the sales amount. Commission fee revenues are recognized on a net basis at the point of delivery of products.

2.              PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.17   Revenue recognition (Continued)

•                  Comprehensive Logistic Solution Services

The Group provides comprehensive logistic solution services to merchants on its online marketplace and business customers that do not sell products on its online marketplace by utilizing the Group’s network of registered Drivers to fulfil the delivery service. The Group has determined that it acts as a principal in this type of services as the Group is primarily responsible for fulfilling the delivery request made by the customer, has latitudes in establishing prices and discretion in selecting Drivers and takes the gross credit risk. Revenues resulting from these services are recognized on a gross basis at a fixed rate or a pre-determined amount for each completed delivery, when merchandise are arrived at designated place or packages are delivered to the recipients, with the amounts paid to the Drivers recorded in fulfillment expenses.

•                  Goods Sales

The Group operates its own e-commerce business and sells delivery equipment and other merchandise. The Group also sells merchandise through unmanned smart mini-stores. Revenue is recognized on a gross basis as the Group is primarily obligated to the customers, subject to inventory risk, and has latitude in establishing prices and selecting suppliers. The Group recognizes revenues net of discounts and return allowances when the goods are delivered to the customers.

•                  Others

Other services primarily comprise (i) online marketing services to merchants or brand customers for promotion of their products or brands on JDDJ marketplace platform and (ii) service fees received from insurance companies for arranging life insurance for Drivers. Revenue is recognised when service is rendered.

•                  Incentive programs

Customer incentives

The Group offers various incentive programs to merchants and business customers in the form of coupons or volume-based discounts in the provision of on-demand logistics platform service and comprehensive logistics solution service that are recorded as reduction of revenues as the Group does not receive a distinct good or service in consideration or cannot reasonably estimate the fair value of goods or services received.

2.              PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.17   Revenue recognition (Continued)

Driver incentives

The Group offers various incentive programs to Drivers such as volume-based incentives. Since Drivers are not the Group’s customers, incentives are accounted for as fulfillment expenses. For the years ended December 31, 2016 and 2017, incentives to Drivers recorded as fulfilment expenses were RMB74,745 and RMB127,392, respectively.

Consumer incentives

The consumer incentives are offered to promote the Group’s platform in the form of promotion coupon on the JDDJ Platform, which are valid only during a limited period of time. These incentives are provided at the Group’s discretion and are not contractually required by the merchants. These incentives also do not reduce the overall pricing of the services provided by the Group. As the consumers are not the Group’s customers, incentives to consumers are recognized as selling and marketing expenses. For the years ended December 31, 2016 and 2017, consumer incentives that were recorded as selling and marketing expenses were RMB117,961 and RMB362,137, respectively.

All the incentives granted can be categorized into 1) incentives granted concurrent with a purchase transaction and 2) incentives granted not concurrent with a purchase transaction. When the incentive is granted concurrent with a purchase transaction, expenses or reduction of revenues are accrued as the related transactions are recorded. When the incentive is not granted concurrent with a purchase transaction, expenses or reduction of revenues are recognized with coupon redemption.

Types of revenues

For the years ended December 31, 2016 and 2017, all of the Group’s revenues were generated in the PRC. The revenues by types were as follows:

	Years ended December 31,
	2016	2017
	RMB	RMB

Comprehensive logistic solution services	30,640	933,606
Platform services	54,049	133,582
Sales of goods	20,506	41,924
Others	17,446	108,853
Total revenues	122,641	1,217,965

2.              PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.18   Cost of goods sold

Cost of goods sold primarily consist of purchase price of merchandise, inventory provision and surcharge and sales taxes.

2.19   Fulfilment expenses

Fulfilment expenses primarily consist of (i) Drivers’ remuneration to fulfil the Group’s logistics orders from merchants, (ii) expenses incurred in operating the Group’s customer service centers, (iii) expenses charged by third-party couriers for logistics service and third-party customer service, (iv) transaction fees charged by third-party payment platform and (v) packaging cost as well as other fulfilment expenses directly attributed to the Group’s principal operations.

2.20   Selling and marketing expenses

Selling and marketing expenses primarily consist of incentive payments to consumers, advertising and promotion expenses, payroll and related expenses for employees involved in selling and marketing functions in the city stations, as well as the associated expenses of facilities and equipment, such as depreciation expenses, rental and others. The advertising and market promotion expenses amounted to RMB47,217 and RMB156,317 for the years ended December 31, 2016 and 2017, respectively.

2.     PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.21   Research and development expenses

Research and development expenses primarily consist of technology infrastructure expenses, payroll and related expenses for employees involved in platform development and internal system support, charges for the usage of the server and computer equipment, and editorial content.

2.22   Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing group are accounted for as operating leases. Payments made under operating leases net of any incentives received by the Group from the leasing group are charged to the Consolidated Statements of Operations and Comprehensive Loss on a straight-line basis over the leasing periods.

2.23   Share-based compensation

The Group accounts for share options granted to employees in accordance with ASC 718, “Stock Compensation”. The Group grants options and restricted share units to the Group’s employees, directors, and consultants. In accordance with the guidance, the Group determines whether a share option should be classified and accounted for as a liability award or an equity award.

Options and restricted share units granted to the employees, including the directors, vest upon satisfaction of a service condition, which is generally satisfied over four years and are measured at the grant date. Options granted to non-employees with a service condition are accounted for based on the fair value of the equity instrument issued, as this has been determined to be more reliably measurable. The Group has accounted for equity instruments issued to non-employees in accordance with the provisions of ASC 718 and ASC subtopic 505-50, “Equity: Equity based Payments to Non-Employees”. The fair value of each option granted to non-employees will be estimated on the date of grant using the same option valuation model used for options granted to employees. Options granted to non-employees of the Group are re-measured each period end in accordance with ASC 505. The final measurement date of the fair value of the equity instrument issued is the date on which the non-employee’s performance is completed.

Additionally, the Group’s incentive plan provides an exercisability clause where employees or non-employees can only exercise vested options upon the occurrence of the event that the Group’s ordinary shares are publicly traded. Options for which the service condition has been satisfied are forfeited should employment terminate prior to the occurrence of an exercisable event, which substantially creates a performance condition. The satisfaction of the performance condition becomes probable upon completion of the Group’s initial public offering and therefore, the Group has not recorded any compensation expenses and will record the cumulative share-based compensation expenses for these options when it completes the initial public offering.

According to ASC 718, a change in any of the terms or conditions of equity-based awards shall be accounted for as a modification of the award. Therefore, the Group calculates incremental compensation cost of a modification as the excess of the fair value of the modified option over the fair value of the original option immediately before its terms are modified. For vested options, the Group would recognize incremental compensation cost on the date of modification and for unvested options, the Group would recognize, prospectively and over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award.

2.24   Government grants

Government grants include cash subsidies received by the Group’s entities in the PRC from local governments as incentives for operating business in certain local districts. Such subsidies allow the Group full discretion in utilizing the funds and are used by the Group for general corporate purpose. Cash subsidies are included in other operating income and recognized when received.

2.              PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.25   Taxation

Deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements, net operating loss carry forwards and credits. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided in accordance with the laws of the relevant taxing authorities. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in which temporary differences are expected to be received or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the Consolidated Statements of Operations and Comprehensive Loss in the period of the enactment of the change.

2.26   Comprehensive loss

Comprehensive loss is defined as the change in equity of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Comprehensive loss is reported in the Consolidated Statements of Operations and Comprehensive Loss. Accumulated other comprehensive loss, as presented on the accompanying Consolidated Balance Sheets, consists of accumulated foreign currency translation adjustments.

2.27   Recent accounting pronouncements

New accounting pronouncements not yet adopted

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, which supersedes the revenue recognition requirements in ASC 605, and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. The Group will adopt the new revenue standard beginning January 1, 2018 using the modified retrospective transition method. The impact of adopting this ASU will not be material to the consolidated financial statements.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities, which amends various aspects of the recognition, measurement, presentation, and disclosure for financial instruments. The ASU is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Under the new ASC, entities no longer use the cost method of accounting as it was applied before and the new ASC requires equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. However, a company can elect to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer (the “measurement alternative”). The Group will adopt this ASU beginning January 1, 2018 and does not expect the adoption of this ASU will have a material impact on its consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires lessees to recognize leases on balance sheet and disclose key information about lease arrangements. The new standard establishes a right-of-use (ROU) model that requires a lessee to recognize a ROU asset and lease liability on the balance sheet for all leases with terms of longer than 12 months. Leases will be classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the income statement. The standard is effective on January 1, 2019, with early adoption permitted. In July 2018, the FASB issued an update that provided an additional transition option that allows companies to continue applying the guidance under the lease standard in effect at that time in the comparative periods presented in the consolidated financial statements. Companies that elect this option would record a cumulative-effect adjustment to the opening balance of retained earnings on the date of adoption. The Group will elect this optional transition method. The Group is in the process of evaluating the impact on its consolidated financial statements, as well as the impact of adoption on policies, practices, systems and financial statement disclosures. As of December 31, 2017, RMB162,779 of undiscounted future minimum operating lease commitments were not recognized on the Group’s Consolidated Balance Sheets (see Note 20).

2.              PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.27   Recent accounting pronouncements (Continued)

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows - Classification of Certain Cash Receipts and Cash Payments, which clarifies the presentation and classification of certain cash receipts and cash payments in the statement of cash flows. This guidance is effective for financial statements issued for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted. The Group will adopt this ASU beginning January 1, 2018 and does not expect the adoption of this ASU has a material impact on its consolidated financial statements.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows, Restricted Cash, which clarifies guidance on the classification and presentation of restricted cash in the statement of cash flows. The adoption of this accounting pronouncement impacts the presentation of restricted cash in the Company’s Consolidated Statements of Cash Flows. The Group will adopt this ASU beginning January 1, 2018 in accordance with the retrospective transition method, including restricted cash with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flow.

In January 2017, the FASB issued ASU 2017-04, Intangibles-Goodwill and Other (Topic 350), which simplifies the subsequent measurement of goodwill by removing the second step of the two-step impairment test. The amendment requires an entity to perform its annual or interim goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. A goodwill impairment will be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. ASU 2017-04 is effective for an entity’s annual or any interim goodwill impairments tests in fiscal years beginning after December 15, 2019 and will require adoption on a prospective basis. The Group is currently in the process of evaluating the impact of the adoption of this ASU on its consolidated financial statements.

In June 2018, the FASB issued ASU 2018-07, Compensation-Stock Compensation (Topic 718), which simplifies the accounting for non-employee share-based payment transactions by expanding the scope of ASC Topic 718, Compensation - Stock Compensation, to include share-based payment transactions for acquiring goods and services from non-employees. Under the new standard, most of the guidance on stock compensation payments to non-employees would be aligned with the requirements for share-based payments granted to employees. This standard is effective for annual reporting periods beginning after December 15, 2018, including interim reporting periods within those annual reporting periods, with early adoption permitted. The Group is currently in the process of evaluating the impact of the adoption of this ASU on its consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement which eliminates, adds and modifies certain disclosure requirements for fair value measurements. Under the guidance, public companies will be required to disclose the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements. The guidance is effective for all entities for fiscal years beginning after December 15, 2019 and for interim periods within those fiscal years, but entities are permitted to early adopt either the entire standard or only the provisions that eliminate or modify the requirements. The Group does not expect the adoption of this ASU has a significant impact on its consolidated financial statements.

In October 2018, the FASB issued ASU 2018-17, Consolidation (Topic 810), which amends two aspects of the related-party guidance in ASC 810. Specifically, the ASU (1) adds an elective private-company scope exception to the variable interest entity guidance for entities under common control, and (2) amends the guidance for determining whether a decision-making fee is a variable interest. The amendments require organizations to consider indirect interests held through related parties under common control on a proportional basis rather than as the equivalent of a direct interest in its entirety (as currently required in GAAP). Therefore, these amendments likely will result in more decision makers not consolidating VIEs. For entities other than private companies, ASU 2018-17 is effective for fiscal years beginning after December 15, 2019, including interim periods therein. For private companies, the ASU is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. Early adoption is permitted for all entities. This guidance will be adopted using a retrospective approach. The Group does not expect the adoption of this ASU has a significant impact on its consolidated financial statements.

3.              BUSINESS COMBINATION

On April 26, 2016, the Group and JD.com, Inc. (“JD”) entered into an agreement to acquire JDDJ Business, an online marketplace where registered merchants offers local retailers’ products to its end consumers. In connection with the acquisition, the Company also entered into a Business Cooperation Agreement (“BCA”) and a Non-Compete Agreement (“NCA”) with JD.

The consideration for the acquisition of JDDJ business, BCA and NCA includes 286,832,885 ordinary shares of the Company, 46,743,137 Series E Preferred Shares and a warrant to subscribe 35,151,665 Series E Preferred Shares within two years with a pre-determined purchase price. The acquisition-related costs amounted to RMB 10,474 was recorded in general and administrative expenses. The transactions were consummated on April 26, 2016.

The acquisition of JDDJ business was accounted for as a business combination and the results of operations of the JDDJ from the acquisition date have been included in the Group’s consolidated financial statements from April 26, 2016.  BCA and NCA were acquired in connection with the acquisition of JDDJ Business. The identifiable intangible assets acquired are amortized on a straight-line basis over the respective useful lives. The Group made estimates and judgments in determining the fair value of JDDJ business, NCA and BCA with assistance from an independent valuation firm.

The purchase price allocation is as follows:

Amount
RMB

Fair value of the consideration
Ordinary shares issued	2,034,619
Preferred shares issued	1,291,780
Warrant liabilities (Note 12)	214,286
Total consideration	3,540,685

	As of April 26, 2016	Amortization Years
	RMB

Fair value of NCA	541,400	7
Fair value of BCA	434,900	7
JDDJ Business
Cash and cash equivalents	1,374,984
Other assets acquired	1,124
Payables to marketplace merchants	(19,946)
Amount due to related parties	(28,446)
Accrued expenses and other current liabilities	(35,936)
Identifiable intangible assets - Technology	96,000	3.7
Identifiable intangible assets - Trademark and Domain Name	324,000	9.7
Deferred tax liabilities for identifiable intangible assets	(105,000)
Goodwill	957,605
Total assets received and liabilities assumed	3,540,685

3.              BUSINESS COMBINATION (CONTINUED)

Goodwill represents the excess of the purchase price over the estimated fair value of the net tangible and identifiable intangible assets acquired and is not deductible for tax purpose. Goodwill arising from this acquisition was attributable to the synergies expected from the combined business.

The following table summarizes unaudited pro forma results of operations for the years ended December 31, 2016 assuming that the acquisition occurred as of January 1, 2016. The pro forma results have been prepared for comparative purpose only based on management’s best estimate and do not purport to be indicative of the results of operations which actually would have resulted had the acquisitions occurred as of the beginning of period:

Year ended December 31, 2016
Unaudited
RMB

Pro forma revenue	148,363
Pro forma loss from operations	(1,802,522)
Pro forma net loss	(1,760,939)

4.              FAIR VALUE MEASUREMENTS

The Group’s financial instruments include cash and cash equivalent, restricted cash, receivables, payables, prepayments and other current assets, short-term loan, amount due from and due to related parties and accrued expenses and other current liabilities. The carrying amounts of these short-term financial instruments approximate their fair value due to their short-term nature.

As of December 31, 2016 and 2017, information about inputs into the fair value measurement of the Group’s assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

			Fair Value Measurements at Reporting Date Using
Years Ended December 31,	Description	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
2016	Wealth management products	205,420	—	205,420	—
2017	Wealth management products	301,900	—	301,900	—
2017	Foreign currency forward contract	22,846	—	22,846	—

See Note 12 for the fair value measurement of warrant liabilities.

5.              SHORT-TERM INVESTMENT

	As of December 31,
	2016	2017
	RMB	RMB

Wealth management products	205,420	301,900
Foreign currency forward	—	22,846
Total	205,420	324,746

The Group entered into a foreign currency forward contract on March 27, 2017 with a commercial bank to sell its time deposits denominated in USD for RMB at a fixed exchange rate of 7.03 on March 23, 2018 with the notional amount of USD52,380. The Group incurred fair value changes of RMB22,846 for the year ended December 31, 2017.

6.              ACCOUNTS RECEIVABLE, NET

Accounts receivable and the related bad debt provision as of December 31, 2016 and 2017 are as follows:

	As of December 31,
	2016	2017
	RMB	RMB

Accounts receivable	3	6,946
Less: Bad debt provision	—	—
Total Accounts receivable, net	3	6,946

7.              PREPAYMENT AND OTHER CURRENT ASSETS

	As of December 31,
	2016	2017
	RMB	RMB

Funds receivable from third party mobile and online payment platforms	14,402	24,275
Advance to suppliers mainly for cloud computing service	13,405	16,911
VAT receivable	9,294	2,299
Interest receivable from bank deposit and wealth management products	—	4,662
Deposits mainly for lease of premises	2,413	3,925
Other receivables	1,024	2,632
Total	40,538	54,704

8.              PROPERTY AND EQUIPMENT, NET

Property and equipment and its related accumulated depreciation are as follows:

	As of December 31,
	2016	2017
	RMB	RMB

Office facilities	1,295	6,708
Software	876	1,908
Computer equipment	471	1,636
Vehicles	60	60
Leasehold improvement	6,020	10,515
Total cost	8,722	20,827
Less: Accumulated depreciation	(3,101)	(7,964)
Property and equipment, net	5,621	12,863

Depreciation expenses related to property and equipment were RMB2,298 and RMB4,886 for the years ended December 31, 2016 and 2017, respectively.

9.              INTANGIBLE ASSETS, NET

Gross carrying amount, accumulated amortization and net book value of the intangible assets are as follows:

	As of December 31,
	2016	2017
	RMB	RMB

BCA	464,603	437,626
NCA	578,377	544,793
Trademark and domain name	324,130	324,130
Technology	96,000	96,000
Less: Accumulated amortization	(138,908)	(332,847)
Intangible assets, net	1,324,202	1,069,702

Amortization expenses related to intangible assets were RMB135,838 and RMB204,175 for the years ended December 31, 2016 and 2017, respectively.

The estimated aggregate amortization expenses for each of the five succeeding fiscal years and thereafter are as follows:

Future amortization expenses
RMB
For the years ending December 31,
2018	200,381
2019	200,381
2020	174,701
2021	174,235
2022	174,235
Thereafter	145,769
Total	1,069,702

10.      SHORT-TERM LOAN

	As of December 31,
	2016	2017
	RMB	RMB

Short-term bank borrowings	—	354,499

In March 2017, the Group entered into a credit agreement with a domestic commercial bank, for which the total facility was amounted to RMB 950,000 (the “Facility”) with a term of one year. In 2017, the Group drew five borrowings from the Facility for an aggregated principal amount of RMB 354,499 which was collateralized by the bank deposit of US$ 52,380 (RMB 342,261) classified as restricted cash. The annual interest rate of the borrowings was approximately 3.92%, resulting in interest expenses of RMB8,908 for the year ended December 31, 2017.

11.       ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2016	2017
	RMB	RMB

Salaries and welfare payables	39,152	52,225
Payables to marketplace merchants (1)	25,971	36,678
Advance from merchants for delivery service (2)	22,343	39,470
Accrued marketing expenses for JDDJ Platform	16,373	27,696
Deposits from merchants and Drivers	12,107	7,362
Professional fee payables	3,413	3,890
Tax payables	21,967	77,394
Rental payables	—	31
Interest payable	—	3,395
Others	9,719	9,974
Total	151,045	258,115

(1) Payables to marketplace platform merchants represent cash collected on behalf of marketplace sellers for products sold through the Group’s online marketplace platform.

(2) Advance from merchants for logistic service represents the prepayments from merchants for on-demand logistic platform services. The amount is refundable if no service is provided.

12.       WARRANT LIABILITIES

In connection with the acquisition of JDDJ business on April 26, 2016, a warrant was issued to JD (Note 3), which provided JD the right to purchase additional 35,151,665 Series E Preferred Shares with the pre-determined purchase price of US$ 4.28 per share and exercisable at any time and expire on the earlier of (i) 24 months after issuance or (ii) immediately prior to a public offering (“Qualified IPO”). The warrant shall automatically terminate upon the completion of a Qualified Financing. A Qualified Financing means a bona fide private placement financing by the Company, which (i) values the Company at a pre-money valuation (excluding any amount of exercise price paid under this warrant) of at least US$4,090,950 and (ii) upon completion, will result in gross proceeds to the Company of at least US$100,000 in the aggregate (taking into account all closings of such financing if there is more than one closing).

The Group followed the authoritative guidance which requires liability classification for warrant issued that are exercisable into convertible redeemable preferred shares. Liability classification requires the warrant to be re-measured to their fair value at the end of each reporting period. The Group utilized the service of an independent third party specialist to determine the fair value of the warrant, which took into consideration the fair value of underlying preferred shares, a risk-free interest rate, and expected volatility. Certain inputs used in the model are unobservable. As a result, the valuation of the warrant was categorized as Level 3 in accordance with ASC 820, “Fair Value Measurement”.

On December 28, 2017, the warrants were exercised by JD, upon which JD paid the subscription amounting to US$ 150,404 (RMB 983,820) for 35,151,665 Series E Preferred Shares.

12.       WARRANT LIABILITIES (CONTINUED)

The Group estimates its fair value using binomial model as of December 31, 2016 and December 28, 2017 (immediate prior to the exercise of the warrants) using the following assumptions:

	As of December 31, 2016		As of December 28, 2017

Fair market value per share as of valuation date	US$	4.35	US$	4.47
Exercise price	US$	4.28	US$	4.28
Risk free rate of interest	1.63%		2.10%
Dividend yield	0.00%		0.00%
Expected volatility	38%		30%

The carrying fair value of the warrant liabilities on exercise date was US$15,800 (RMB103,240), and the fair value changes in warrant liabilities for the years ended December 31, 2016, and 2017 were US$4,500 (RMB29,221) and US$12,700 (RMB82,467), respectively.

The Group estimated expected volatility by reference to the historical share price volatility of comparable companies over a period close to the remaining life of the warrant. The Group estimated the risk free interest rate based on the yield to maturity of U.S. Treasure Bill on the valuation date, with the maturity period close to the remaining life of the warrant and adjusted by country risk differential between US and China. The estimated fair value of the preferred shares was determined with assistance from an independent third party valuation firm. The dividend yield was estimated as zero based on the plan to retain profit for corporate expansion and no dividend distribute in the near future. The assumptions used in warrant fair value assessment represent the Group’s best estimates, but these estimates involve inherent uncertainties and the application of judgment. If factors change or different assumptions are used, the fair value change of warrants could be materially different for any period.

13.       SHARE-BASED COMPENSATION

In February 2015, the Group adopted the 2015 Incentive Compensation Plan (“2015 Plan”), which permits the granting of share options, restricted share units and other equity incentives to employees, directors and consultants of the Group. The 2015 plan administrator is the Group’s board of directors. The board may also authorize one or more of the Group’s officers to grant awards under the plan. The Group has authorized 68,698,662 ordinary shares for issuance under the 2015 Plan.

Employee options:

Under the 2015 Plan, options granted to employees vest upon satisfaction of a service condition, which is generally satisfied over four years. Additionally, the 2015 Plan includes a condition where employees can only exercise vested options upon the occurrence of that the Company’s ordinary shares become listed securities, which substantially creates a performance condition (“IPO Condition”). Therefore, since the adoption of the 2015 Plan, the Group has not recognized any stock-based compensation expenses for options granted, because the exercisable event as described above has not occurred. The Group granted 7,632,897 and 3,057,177 share options to certain of its employees in 2016 and 2017, respectively. The options expire ten years from the date of grant.

In October 2016, in connection with the issuance of Series E Preferred Shares, the board of directors of the Company resolved to repurchase 1,199,608 share options from employees with a cash consideration of US$2,553 (RMB17,215). The Group believes that the repurchase was one-off in nature and the classification of the awards should not be changed as these awards were not deemed to have a substantive cash settlement feature. The repurchase of share options was an improbable-to-probable modification of the unvested awards and therefore accounted for as the issuance of a new award. The consideration paid for the repurchase was recognized as compensation cost in general and administrative expenses on settlement date.

13.       SHARE-BASED COMPENSATION (CONTINUED)

Non-employee options:

Under the 2015 Plan, the Group granted 2,000,000 share options to certain non-employees vest upon satisfaction of a 4-year service condition in 2015, including a condition where optionee can only exercise vested options when the Company’s ordinary shares become listed securities. The options expire ten years from the date of grant. The Group granted 862,390 and nil share options to certain of its non-employees in 2016 and 2017, respectively.

In April 2016, the board of directors agreed for early vesting and repurchase of 716,431 share options at the price of US$4.19 (RMB27.12) per share. The Group believes that the repurchase was one-off in nature and the classification of the awards should not be changed as these awards were not deemed to have a substantive cash settlement feature. The repurchase of early exercised share options was an improbable-to-probable modification of the unvested awards and accounted for as the issuance of a new award. The consideration paid for the repurchase was recognized as compensation cost in general and administrative expenses with an amount of US$2,991 (RMB19,372) on settlement date.

In determining the fair value of the stock options, the binomial option pricing model was applied. The key assumptions used to determine the fair value of the options at the relevant grant dates in 2016 and 2017 were as follows:

	For the years ended December 31,
	2016	2017

Expected volatility	40%~42%	36%~40%
Risk-free interest rate (per annum)	2.4%~3.3%	3%~3.2%
Exercise multiples	2.2	2.2 and 2.8
Expected dividend yield	0.00%	0.00%

The Group estimated expected volatility by reference to the historical price volatilities of ordinary shares of comparable companies over a period close to the contract term of the options. The Group estimated the risk free interest rate based on the yield to maturity of U.S. government bonds at grant dates with a maturity period close to the contract term of options, adjusted by country risk differential between U.S. and China. As the Group has had no option exercise history, it estimated exercise multiples based on empirical research on typical employee stock option exercising behavior. The dividend yield was estimated as zero based on the plan to retain profit for corporate expansion and no dividend distribute in near future. The assumptions used in share-based compensation expenses recognition represent the Group’s best estimates, but these estimates involve inherent uncertainties and the application of judgment. If factors change or different assumptions are used, the share-based compensation expenses could be materially different for any period.

13.       SHARE-BASED COMPENSATION (CONTINUED)

The following table summarized the Group’s share option activities under the Option Plans:

	Number of options	Weighted average exercise price	Weighted average remaining contract life	Weighted average grant date fair value	Aggregate intrinsic value
		US$		US$	US$

Outstanding at January 1, 2016	27,446,620	0.02	9.12	0.12	29,045
Granted	8,495,287	0.80		0.64
Exercised	(716,431)	0.01		0.11
Repurchased	(1,199,608)	0.01		0.12
Forfeited/Cancelled	(791,125)	0.32		0.30
Outstanding at December 31, 2016	33,234,743	0.21	9.06	0.25	33,431
Granted	3,057,177	0.80		0.98
Forfeited/Cancelled	(3,830,251)	0.54		0.46
Outstanding at December 31, 2017	32,461,669	0.23	8.48	0.30	52,253

As of December 31, 2017, share-based compensation of US$3,235 (RMB21,822) would be recognised immediately if the IPO Condition had been met.

Escrowed shares

On November 11, 2014 and April 20, 2015, in conjunction with the issuance of preferred shares, the Group entered into a share restriction agreement with the founder and Co-founder  to secure their services, pursuant to which all of their 72,887,414 ordinary shares of the Company became subject to transfer restrictions. In addition, the restricted shares shall initially be unvested and subject to repurchase by the Group at par value upon voluntary or involuntary termination of employment (the “Repurchase Right”). The Repurchase Right terminates over 4 and 3.6 years, respectively, in 48 and 43 equal monthly instalments thereafter. The founder and the Co-founder retain the voting rights of such restricted shares and any additional securities or cash received as the result of ownership of such shares, such as a share dividend, become subject to restriction in the same manner. The Group measured the fair values of the restricted shares as of November 11, 2014 and April 20, 2015 and recognized the amount as compensation expenses over the 48 and 43 months deemed service period on a straight-line basis.

	Number of restricted shares	Weighted average grant date fair value
		US$

Unvested at January 1, 2016	52,607,687	0.10
Vested	(18,567,416)	0.10
Unvested at December 31, 2016	34,040,271	0.10
Vested	(18,567,416)	0.10
Unvested at December 31, 2017	15,472,855	0.10

13.       SHARE-BASED COMPENSATION (CONTINUED)

On December 17, 2016, the Group paid US$945 (RMB6,392) to repurchase the co-founder’s 441,588 ordinary shares that were released from the restriction (Note 15). The fair value of the ordinary shares was US$1.25 (RMB8.47) per share on the repurchase date. The amount of cash to repurchase the vested shares was charged to additional paid-in capital (“APIC”), to the extent that the amount paid does not exceed the fair value of the vested shares, which is US$552 (RMB3,730) and the excess of the fair value amounted US$393 (RMB2,662) is recorded in general and administrative expenses as compensation cost.

Total share-based compensation expenses recognized for these restricted shares in 2016 and 2017 were US$2,311 (RMB14,413) and US$1,918 (RMB11,752), respectively. As of December 31, 2017, there were US$1,598 (RMB10,774) of unrecognized compensation expenses related to the restricted shares.

Restricted share units

On December 8, 2015 and May 27, 2016, the Group granted restricted share units of 14,185,333 and 9,348,000, respectively, to employees including directors, subject to service vesting schedule of four years under the 2015 Plan. The estimated fair values on the grant date of each restricted share unit were US$1.16 (RMB7.60) and US$1.08 (RMB6.92), respectively. In 2016 and 2017, 7,011,000 and 1,898,813 restricted share units were forfeited, respectively, due to resignation of employees.

The following table summarized the Group’s restricted share unit activities under the 2015 Plan:

	Number of restricted share units	Weighted average grant date fair value
		US$

Unvested at January 1, 2016	14,185,333	1.08
Granted	9,348,000	1.16
Vested	(3,887,146)	1.11
Cancelled	(7,011,000)	1.16
Unvested at December 31, 2016	12,635,187	1.08
Vested	(3,643,708)	1.13
Forfeited	(1,898,813)	1.16
Unvested at December 31, 2017	7,092,666	1.03

Expected to vest at December 31, 2017	7,902,666

Restricted share units granted to employees are measured based on their grant-date fair values and recognized as compensation cost on a straight-line basis over the requisite service period. Total share-based compensation expenses recognized for these restricted share units in 2016 and 2017 were US$4,301 (RMB28,649) and US$4,124 (RMB28,586), respectively. As of December 31, 2017, there were US$7,660 (RMB50,052) of unrecognized compensation expenses related to unvested restricted share units which is expected to be recognized over a weighted-average period of 2 years.

13.       SHARE-BASED COMPENSATION (CONTINUED)

JD’s Share Incentive Plan (the “JD Employee Awards”)

On April 26, 2016, the Group consummated the acquisition of JDDJ business from JD. The acquisition involved the transfer of certain employees from JD to the Group. These employees were granted with unvested restricted share units by JD (the “JD Employee Awards”) when they were employed by JD. The JD Employee Awards which are generally vested annually over six years continued in effect after the acquisition for the employees transferred to the Group, provided that these employees continue their employment with the Group or any subsidiaries of JD.

The Group recognizes the entire cost of JD Employee Awards incurred by JD, the Group’s investor, as compensation cost with a corresponding amount as a capital contribution according to ASC 505-10-25-3. The Group remeasured the awards at a fair-value-based amount as of the end of each reporting period until performance is completed. Total share compensation amounts recorded were US$1,861 (RMB13,479) and US$3,028 (RMB20,503) for the years ended December 31, 2016 and 2017, respectively. As of December 31, 2017, there were US$11,865 (RMB79,997) of unrecognized compensation expenses related to unvested restricted share unit which is expected to be recognized over a weighted-average period of 4.52 years.

	Number of restricted share units	Weighted average fair value
		US$

Unvested at April 26, 2016	307,799	25.56
Granted	300,000	21.31
Vested	(77,172)	24.11
Forfeited	(14,718)	23.94
Unvested at December 31, 2016	515,909	25.44
Vested	(80,653)	37.54
Forfeited	(148,809)	30.29
Unvested at December 31, 2017	286,447	41.42

Expected to vest at December 31, 2017	286,447

14.       CONVERTIBLE REDEEMABLE PREFERRED SHARES

In November, 2014, the Group issued 7,700,000 (with par value of US$ 0.001, later each share was split into 10 shares with par value of US$ 0.0001 for each) Series A Preferred Shares with a total cash proceed of US$ 1,777 (RMB 10,900).

In November 2014, the Group entered into a bridge loan agreement in a total amount of US$ 2,000 (RMB 12,295) with its Series A shareholders (collectively, the “Bridge Loan Holders”). On January 12 and January 19, 2015, the Group entered into promissory notes agreement with one of the above mentioned Series A shareholders and a third party investor (collectively, the “2015 Notes Holders”) respectively. The principal under the respective promissory notes agreement were US$ 1,000 and US$ 2,000, respectively.

In February 2015, the Group issued totalling 28,666,661 Series B Preferred Shares to new investors with a total proceed of US$ 17,200 (RMB 105,737). At the same time, all the Bridge Loan Holders converted the outstanding principal of US$ 2,000 into 4,081,638 Series B Preferred Shares at a conversion price of US$ 0.49 per share. All the 2015 Notes Holders converted the outstanding principal of US$ 3,000 on their 2015 Notes into 5,000,001 Series B Preferred Shares at a conversion price of US$ 0.6 per share.

14.       CONVERTIBLE REDEEMABLE PREFERRED SHARES  (CONTINUED)

In May 2015, the Group issued totalling 44,286,448 Series C Preferred Shares at US$ 2.1451 per share for an aggregate purchase price of US$ 95,000 (RMB581,362). In connection with the issuance of Series C Preferred Shares, the Group repurchased 2,330,866 ordinary shares from its founder with the consideration of US$5,000 (RMB30,598). The excess of the purchase price over the par value of the ordinary share with an amount of US$1,538 (RMB 9,413) was charged in accumulated deficit due to absence of APIC and the excess of the purchase price over the fair value of the ordinary share with an amount of US$3,462 (RMB 21,185) was recognized as compensation to its executive.

In September 2015, the Group issued totalling 58,508,525 Series D Preferred Shares at US$ 4.19 per share for an aggregate purchase price of US$ 245,000 (RMB1,558,519). In April 2016, the Group issued additional totalling 5,492,637 Series D Preferred Shares at US$ 4.19 per share for an aggregate purchase price of US$ 23,000 (RMB 148,555).

In April 2016, in connection with the acquisition of JDDJ business, the Group issued 46,743,137 Series E Preferred Shares at US$ 4.28 per share with an aggregate purchase price of US$200,000 (RMB1,291,780), or US$198,378 (RMB1,281,306), net of issuance cost amounted RMB10,474 and a warrant, which provided JD the right to subscribe 35,151,665 Series E Preferred Shares with the pre-determined purchase price of US$ 4.28 per share and exercisable at any time and expire on the earlier of (i) 24 months after issuance or (ii) immediately prior to a public offering (Note 3).

In October 2016, the Group issued another totalling 11,685,784 shares (with par value of US$ 0.0001) of Series E Preferred Shares to a new investor at US$ 4.28 per share with an aggregate purchase price of US$50,000 (RMB 338,205).

The issuance cost related to Series E Preferred Shares was RMB 10,474.

In December 2017, JD exercised the warrant and subscribed 35,151,665 Series E Preferred Shares at US$ 4.28 per share with an consideration of US$ 150,403 (RMB983,820).

The key terms of the Series A, B, C, D and E convertible redeemable preferred shares are as follows:

Conversion

Each holder of preferred shares shall have the right, at such holder’s sole discretion, to convert all or any portion of the preferred shares into ordinary shares on a one-for-one basis at any time. The initial conversion price is the issuance price of preferred shares, subject to adjustment in the event of (1) stock splits, share combinations, share dividends and distribution, recapitalizations and similar events, and (2) issuance of new securities at a price per share less than the conversion price in effect on the date of or immediately prior to such issuance. In that case, the conversion price shall be reduced concurrently to the subscription price of such issuance. Additionally, the Series E conversion price shall be reduced, upon the earlier to occur of: (i) January 1, 2018 or (ii) the Company raising gross proceeds of at least US$100,000 in the aggregate through Next Equity Financing (taking into account all closings of such financing if there is more than one closing).

Each preferred share shall automatically be converted by way of repurchase of such preferred share and the issuance of the corresponding number of ordinary shares, based on the then applicable effective Series A conversion price, Series B conversion price, Series C conversion price, Series D conversion price  or Series E conversion price, without the payment of any additional consideration, into fully-paid and non-assessable ordinary shares upon the earlier of (i) the closing of a qualified IPO and (ii) the date specified by written consent or agreement of, collectively and each voting as a separate class, (i) the holders holding a majority of the then outstanding Series A Preferred Shares, (ii) the holders holding at least sixty percent (60%) of the then outstanding Series B preferred Shares, (iii) the holders holding at least fifty percent (50%) of the then outstanding Series C Preferred Shares, (iv) the holders holding at least fifty percent (50%) of the then outstanding Series D Preferred Shares, and (v) the holders holding at least fifty percent (50%) of the then outstanding Series E Preferred Shares.

14.       CONVERTIBLE REDEEMABLE PREFERRED SHARES  (CONTINUED)

Redemption

At any time after the earliest of (i) the fifth (5th) anniversary of August 08, 2018, if a qualified IPO has not been consummated by then, (ii) the date that the Group and the Founder are engaged in any material fraudulent activities aiming at the holders of preferred shares, (iii) any important license, permit or government approvals necessary for the business of any group being suspended, rejected to be issued or renewed or revoked, to the extent that the Group’s main business is materially and adversely affected as a result of such suspension, rejection or revocation, (iv) the validity, legality or enforceability of the VIE documents being outlawed by the PRC law, and (v) the date that any governmental authority prohibits any group from distributing all or any part of its distributable earnings or cash or other assets thereof to an offshore shareholder of any Group’s subsidiaries, the Group shall, at the written request of any holder of the preferred shares.

Equal to one hundred percent (100%) of the Series A issue price (in the case of Series A Preferred Shares), one hundred percent (100%) of the applicable Series B issue price (in the case of Series B Preferred Shares), one hundred percent (100%) of the applicable Series C issue price (in the case of Series C Preferred Shares), one hundred percent (100%) of the applicable Series D issue price (in the case of Series D Preferred Shares) or one hundred percent (100%) of the applicable Series E issue price (in the case of Series E Preferred Shares) with an eight percent (8%) compound per annum return (if the period is less than one year, such return shall be calculated pro rata) calculating from the applicable Series A issue date, Series B issue date, Series C issue date, Series D issue date or Series E issue date (as the case may be) to the redemption price payment date, plus any accrued but unpaid dividends on such share and shall be exclusive of any liquidity or minority ownership discount, with payment on the twentieth (20th) business day after the date of written request by the holders of preferred shares.

Liquidation Preference

In the event of any liquidation, dissolution or winding up of the Group, whether voluntary or involuntary, all assets and funds of the Group legally available for distribution to the members (after satisfaction of all creditors’ claims and claims that may be preferred by law) shall be distributed to the members of the Group as follows:

(1)             Amount to one hundred percent (100%) of Series B Preferred Shares, Series C Preferred Shares, Series D Preferred Shares or Series E Preferred Shares holder (collectively, the “Senior Preferred Shares”), plus all declared but unpaid dividends on such Senior Preferred Shares. If the assets and funds thus distributed among the holders of the Senior Preferred Shares shall be insufficient to permit the payment to such holders of the full Series B, Series C, Series D, and Series E Preference Amount (collectively, the “Senior Preference Amount”), then the entire assets and funds of the Group legally available for distribution shall be distributed ratably among the holders of the Senior Preferred Shares in proportion to the aggregate Senior Preference Amount each such holder is otherwise entitled to receive pursuant to this term;

14.       CONVERTIBLE REDEEMABLE PREFERRED SHARES  (CONTINUED)

(2)             If there are any assets or funds remaining after distribution according to above term (1), the holders of the Series A Preferred Shares shall be entitled to receive for each Series A Preferred Share held by such holder, on parity with each other and prior and in preference to any distribution of any of the assets or funds of the Group to the holders of the ordinary shares by reason of their ownership of such shares, the amount equal to one hundred percent (100%) of the Series A issue price (“Series A Preference Amount”). If the assets and funds thus distributed among the holders of the Series A Preferred Shares shall be insufficient to permit the payment to such holders of the full Series A Preference Amount, then the entire assets and funds of the Group legally available for distribution to the Series A Preferred Shares shall be distributed ratably among the holders of the Series A Preferred Shares in proportion to the aggregate Series A Preference Amount each such holder is otherwise entitled to receive pursuant to this term;

(3)             If there are any assets or funds remaining after the aggregate Senior Preference Amount and the aggregate Series A Preference Amount has been distributed or paid in full to the applicable holders of Preferred Shares pursuant to term (1) and (2), the remaining assets and funds of the Group available for distribution to the members shall be ratably distributed among all members according to the relative number of ordinary shares held by such member (including the holders of the Series A Preferred Shares, the Series B Preferred Shares, the Series C Preferred Shares, the Series D Preferred Shares and the Series E Preferred Shares).

Dividends

(1)         Each holder of a Preferred Share shall be entitled to receive noncumulative dividend at the rate of eight percent (8%) of the applicable Series A issue price, Series B issue price, Series C issue price or Series D issue price or Series E issue price as the case may be, per annum for each such share held by such holder, payable out of funds or assets when and as such funds or assets become legally available therefore on parity with each other, prior and in preference to, and satisfied before, any dividend on any other class or series of shares. Such dividends shall be payable only when, as, and if declared by the Board of Directors.

(2)         No dividend or distribution, whether in cash, in property, or in any other shares of the Group, shall be declared, paid, set aside or made with respect to the ordinary shares at any time unless all accrued but unpaid dividends on the Preferred Shares set forth in term (1), if any, have been paid in full, and a distribution is likewise declared, paid, set aside or made, respectively, at the same time with respect to each outstanding Preferred Share such that the dividend or distribution declared, paid, set aside or made to the holder thereof shall be equal to the dividend or distribution that such holder would have received pursuant to this term if such Preferred Share had been converted into ordinary shares immediately prior to the record date for such dividend or distribution, or if no such record date is established, the date such dividend or distribution is made, and if such share then participated in and the holder thereof received such dividend or distribution.

Voting Rights

Subject to the provisions of Seventh Amended and Restated Memorandum and Articles (including any Article providing for special voting rights), at all general meetings of the Group: (a) the holder of each ordinary share issued and outstanding shall have one vote in respect of each ordinary share held, and (b) the holder of a preferred share shall be entitled to such number of votes as equals the whole number of ordinary share into which such holder’s collective preferred shares are convertible immediately after the close of business on the record date of the determination of the Group’s members entitled to vote or, if no such record date is established, at the date such vote is taken or any written consent of the Group’s members is first solicited. Fractional votes shall not, however, be permitted and any fractional voting rights available on an as converted basis (after aggregating all shares into which the preferred shares held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward). To the extent that the statute or the articles allow the preferred shares to vote separately as a class or series with respect to any matters, the preferred shares, shall have the right to vote separately as a class or series with respect to such matters.

14.       CONVERTIBLE REDEEMABLE PREFERRED SHARES  (CONTINUED)

Accounting for the Preferred Shares

The Group has classified the preferred shares as mezzanine equity as these preferred shares are redeemable upon the occurrence of an event not solely within the control of the Group. The holders of the preferred shares have a redemption right and liquidation preference and will not receive the same form of consideration upon the occurrence of the conditional event as the ordinary shareholders would.

The Group recorded the initial carrying amount of the preferred shares with its issuance price, which approximated the issuance date fair value, after the reduction of the issuance cost. The Group uses interest method to accrete the carry value of the preferred shares to their maximum redemption price at the end of each reporting period. The change in redemption value is recorded against retained earnings, or in the absence of retained earnings, against APIC. Once APIC has been exhausted, additional charges are recorded by increasing the accumulated deficit.

The Group did not identify any derivatives embedded in the preferred shares that were qualified for bifurcation and subject to fair value accounting. The Group also determined that there was no beneficial conversion feature attributable to the preferred shares, as the effective conversion price was not less than the fair value of the ordinary shares on the respective commitment date.

The following table summarised the roll-forward of the carrying amount of the preferred equity for the years of 2016 and 2017:

	Series A	Series B	Series C	Series D	Series E	Total
	RMB	RMB	RMB	RMB	RMB	RMB

January 1, 2016	11,901	146,147	609,086	1,591,439	—	2,358,573
Issuance	—	—	—	148,556	1,619,510	1,768,066
Accretion	1,029	12,615	52,798	141,805	87,562	295,809
December 31, 2016	12,930	158,762	661,884	1,881,800	1,707,072	4,422,448
Issuance	—	—	—	—	1,087,060	1,087,060
Accretion	1,134	13,893	58,144	159,481	141,594	374,246
December 31, 2017	14,064	172,655	720,028	2,041,281	2,935,726	5,883,754

14.       CONVERTIBLE REDEEMABLE PREFERRED SHARES  (CONTINUED)

As of December 31, 2017, a summary of convertible redeemable preferred shares are as follows:

Series	Average Issue Price per Share	Issuance Date	Shares Issued	Shares Outstanding	Proceeds from Issuance, net of Issuance Costs	Carrying/ Redemption Amount
	US$				US$	RMB

A	0.2307	11/11/2014	77,000,000	77,000,000	1,777	14,064
B	0.5881	13/02/2015	37,748,300	37,748,300	22,200	172,654
C	2.1451	22/05/2015	44,286,448	44,286,448	95,000	720,029
D	4.1874	23/09/2015	58,508,525	58,508,525	245,000	1,870,583
D	4.1874	05/04/2016	5,492,637	5,492,637	23,000	170,698
E	4.2787	26/04/2016	46,743,137	46,743,137	198,378	1,477,768
E	4.2787	20/10/2016	11,685,784	11,685,784	50,000	370,898
E	4.2787	28/12/2017	35,151,665	35,151,665	150,403	1,087,060
			316,616,496	316,616,496	785,758	5,883,754

15.       ORDINARY SHARES

On July 10, 2014, the Company was incorporated with an issuance of 6,100,000 ordinary shares to the founder at a par value of US$ 0.001 each. On February 7, 2015, the Company effected a 1-for-10 share split of the Company’s shares. The number of outstanding ordinary shares of 6,100,000 split into 61,000,000 shares while the par value of US$ 0.001 was converted into US$0.0001. Subscription receivable of RMB 35 from the founder was recorded as of December 31, 2016 and 2017.

On April 20, 2015, the Group issued 10,044,865 ordinary shares subject to share restriction agreement to the co-founder with proceeds of zero (Note 13).

On May 29, 2015, the Group paid US$ 5,000 (RMB 30,598) to repurchase 2,330,866 outstanding ordinary shares at US$ 2.1451 per share from its founder and all the repurchased ordinary shares were retired in 2015. (Note 14).

On April 14, 2016, the Group paid US$ 3,000 (RMB 19,429) to repurchase 716,431 early exercised share options from non-employees at US$ 4.1874 per share and all the repurchased shares were retired in 2016. The total consideration was charged against general and administrative expenses (Note 13).

On April 26, 2016, the Group entered into a share purchase agreement with JD, pursuant to which the Group issued 286,832,885 ordinary shares to JD in connection with the acquisition of JDDJ business (Note 3).

On December 17, 2016, the Group paid US$ 945 (RMB 6,392) to repurchase 441,588 ordinary shares from the co-founder at US$ 2.14 per share to compensate his service (Note 13).

16.       TAXATION

Income Taxes

Cayman Islands

Under the current laws of the Cayman Islands, the Company incorporated in the Cayman Islands are not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Hong Kong

Entities incorporated in Hong Kong are subject to Hong Kong profits tax at a rate of 16.5% since January 1, 2010. Operations in Hong Kong have incurred net accumulated operating losses for income tax purpose and no income tax provisions are recorded for the period presented.

China

On March 16, 2007, the National People’s Congress of the PRC introduced a new Corporate Income Tax Law (“new CIT Law”), under which Foreign Investment Enterprises (“FlEs”) and domestic companies would be subject to corporate income tax at a uniform rate of 25%.

Withholding tax on undistributed dividends

The new CIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The implementing rules of the CIT Law merely define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, property, etc., of a non-PRC company is located”. Based on a review of surrounding facts and circumstances, the Group does not believe that it is likely that its operations outside of the PRC should be considered a resident enterprise for PRC tax purposes.

The new CIT law also imposes a withholding income tax of 10% on dividends distributed by an FIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where the Company is incorporated, does not have such tax treaty with China. According to the arrangement between the Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE).The Company did not record any dividend withholding tax, as it has no retained earnings for any of the periods presented.

16.       TAXATION (CONTINUED)

Loss by tax jurisdictions:

	Years ended December 31,
	2016	2017
	RMB	RMB

Loss from PRC operations	1,447,549	1,380,349
Loss from non-PRC operations	93,267	82,854
Total losses before tax	1,540,816	1,463,203

The current and deferred portion of income tax expenses included in the Consolidated Statements of Operations and Comprehensive Loss are as follows:

	Years ended December 31,
	2016	2017
	RMB	RMB

Current tax expenses	—	724
Deferred tax benefits	(9,891)	(14,837)
Income tax benefits	(9,891)	(14,113)

Reconciliation of difference between PRC statutory income tax rate and the Group’s effective income tax rate for the years ended December 31, 2016 and 2017 are as follows:

	Years ended December 31,
	2016	2017

Statutory tax rate	25.0%	25.0%
Effect of different tax rate of subsidiary operation in other jurisdiction	(1.5)%	(1.5)%
Changes in valuation allowance	(23.3)%	(22.9)%
Amortization of deferred tax liabilities from the identified intangible assets	0.6%	1.0%
Other expenses not deductible for tax purposes	(0.6)%	(1.4)%
Super deduction of research and development expenses	0.4%	0.8%
Effective tax rate	0.6%	1.0%

Deferred tax assets and deferred tax liabilities

	As of December 31,
	2016	2017
	RMB	RMB

Deferred tax assets
- Net operating loss carry forwards	599,850	915,212
- Accrued expenses	20	19,115
Less: Valuation allowance	(599,870)	(934,327)
Net deferred tax assets	—	—

Deferred tax liabilities
- Identifiable intangible assets from business combination	95,109	80,272
Total deferred tax liabilities	95,109	80,272

16.       TAXATION (CONTINUED)

As of December 31, 2016 and 2017, the Group had net operating loss carry forwards of approximately RMB 2,399,399, and RMB 3,660,846, respectively, which arose from the subsidiaries, VIE and VIE’s subsidiaries established in the PRC. The loss carry forwards will expire during the period from 2018 to 2022.

The Group believes that it is more likely than not that the net accumulated operating losses and other deferred tax assets will not be utilized in the future based on an evaluation of a variety of factors including the Group’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods. Therefore, the Group provided full valuation allowances for the deferred tax assets as of December 31, 2016 and 2017, respectively.

Movement of valuation allowance

	Years ended December 31,
	2016	2017
	RMB	RMB

Balance at beginning of the year	241,837	599,870
Addition	358,033	334,457
Balance at end of the year	599,870	934,327

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of income tax liability exceeding RMB100 is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. The Group’s PRC subsidiaries are therefore subject to examination by the PRC tax authorities from 2014 through 2017 on non-transfer pricing matters, and from 2014 through 2017 on transfer pricing matters.

17.       CONCENTRATION OF CREDIT RISK

Financial instruments that potentially expose the Group to concentration of credit risk consist primarily of cash and cash equivalents, short-term investments, accounts receivable, amount due from related parties and prepayments. The Group places its cash and cash equivalents and short-term investments with financial institutions with high-credit ratings and quality. Accounts receivable mainly consist of amounts receivable from merchants, which are all with good collection history. There are no significant concentrations of credit risk. With respect to prepayments, the Group performs on-going credit evaluations of the financial condition of these suppliers.

Concentration of customers

The following customer accounted for 10% or more of revenues for the years ended December 31, 2016 and 2017, respectively.

	Years ended December 31,
	2016	2017
	RMB	RMB

Customer A	28,462	691,002

17.       CONCENTRATION OF CREDIT RISK (CONTINUED)

The following customer accounted for 10% or more of accounts receivable as of December 31, 2016 and 2017, respectively.

	As of December 31,
	2016	2017
	RMB	RMB

Customer B	3	*
Customer C	*	4,536
Customer D	*	1,290

* Less than 10%.

The following suppliers accounted for 10% or more of accounts payable as of December 31, 2016 and 2017, respectively.

	As of December 31,
	2016	2017
	RMB	RMB

Supplier A	*	773
Supplier B	*	1,470
Supplier C	1,175	1,338
Supplier D	*	875
Supplier E	1,120	*
Supplier F	1,041	*

* Less than 10%.

Foreign currency risk

RMB is not a freely convertible currency. The State Administration of Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The cash and cash equivalents of the Group included aggregated amounts of RMB81,705 and RMB138,489 denominated in RMB, as of December 31, 2016 and 2017, respectively.

18.       RELATED PARTY TRANSACTIONS

The table below sets forth the major related parties and their relationships with the Group as of December 31, 2017:

Name of related parties	Relationship with the Group
JD and its subsidiaries (“JD Group”)	Shareholder of the Company
Co-founder	Executive of the Group

(a)                                The Group entered into the following transactions with the major related parties:

	As of December 31,
	2016	2017
	RMB	RMB

Revenues
Comprehensive logistic solution services to JD Group	—	691,002
On-demand logistic platform services to JD Group	28,462	—

Operating expenses:
Operational support services from JD Group	122,621	29,986
Purchases from JD Group	1,033	7,191

JD Group provides certain operational support services to the Group and the service fee is charged based on the actual usage incurred.

(b) The Group had the following balances with the major related parties:

	As of December 31,
	2016	2017
	RMB	RMB
Current assets:
Amount due from JD Group	32,330	48,232
Amount due from co-founder	528	528
Total	32,858	48,760

Current liabilities:
Amount due to JD Group	121,233	38,290
Total	121,233	38,290

The Group provides collection of Cash on Delivery service when performing comprehensive logistics solution services to JD Group. Amount due to JD Group includes cash collected from consumers on behalf of JD.COM when merchandises are delivered to them.

19.       EMPLOYEE BENEFIT

As stipulated by the regulations of the PRC, full-time employees of the Group are entitled to various government statutory employee benefit plans, including medical insurance, maternity insurance, workplace injury insurance, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Group is required to make contributions to the plan based on certain percentages of employees’ salaries. The total expenses the Group incurred for the plan were RMB27,767 and RMB53,404 for the years ended December 31, 2016 and 2017, respectively, which are recorded in expenses based on the function of employees.

20.       COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The Group has leased office premises under operating lease agreements for the periods from 2018 to 2024. Future minimum lease payments for non-cancellable operating leases are as follows:

As of December 31, 2017
RMB

2018	40,519
2019	32,227
2020	21,181
2021	17,958
2022 and after	50,894
162,779

Rental expenses amounted to RMB9,705 and RMB17,578 for the years ended December 31, 2016 and 2017, respectively. Rental expenses are charged to the Consolidated Statements of Operations and Comprehensive Loss when incurred.

Contingencies

The Group is subject to periodic legal or administrative proceedings in the ordinary course of its business. The Group does not believe that any currently pending legal or administrative proceeding to which the Group is a party will have a material adverse effect on the financial statements.

21.       RESTATEMENT AND RECLASSIFICATIONS

Subsequent to the issuance of the Group’s consolidated financial statements for the year ended December 31, 2017, the Group revisited its consolidated financial statements and determined to change the presentation of certain accounts in order to better reflect its business and be comparable to peer companies. Therefore, certain comparative amounts for the prior years have been reclassified to conform to current-year classifications.  Additionally, the Group identified certain material errors and as a result has restated the Group’s previously issued consolidated financial statements for the years ended December 31, 2016 and 2017.

Restatement of previously issued consolidated financial statements

The following errors in the Group’s annual financial statements were identified and corrected as part of the restatement:

(a) Revenue related adjustments

In 2017, the Group erroneously recorded certain revenue earned from on-demand logistic platform service on a gross basis, rather than on a net basis as required by the accounting standards based on the nature of the transactions. The correction of this error resulted in a RMB557,149 reduction in both net revenues and fulfilment expenses for the year ended December 31, 2017.

In 2017, the Group erroneously recorded coupons to merchants in selling and marketing expenses, however based on the nature of the transactions, these coupons should be treated as considerations payable to customers and recorded as a reduction of revenue accordingly. The Group also erroneously recorded coupons issued to consumers on the JDDJ Platform for the promotion activities as reductions of revenue. However, these amounts should be treated as selling and marketing expenses as the consumers are not considered as the Group’s customers in these transactions. In 2016 and 2017, the Group erroneously recorded certain amounts of revenues derived from on-demand logistic platform services as reductions of selling and marketing expenses, instead of revenues based on the nature of the transactions. The correction of these errors resulted in an increase of RMB34,287 in both net revenues and selling and marketing expenses for the year ended December 31, 2016 and a decrease of RMB3,194 in both net revenues and selling and marketing expenses for the year ended December 31, 2017.

(b) Share-based compensation

In 2016 and 2017, the Group misreported an amount due from the Co-founder and the share-based compensation expenses for the share restriction arrangements with the founder and the Co-founder (Note 13). The correction of this error resulted in an increase of RMB13,869 in general and administrative expenses, an increase of RMB11,476 in APIC, an increase of RMB1,297 in opening accumulated deficit and a decrease of RMB1,096 in amount due from related parties as of and for the year ended December 31, 2016. The correction of this error also resulted in an increase of RMB11,151 in general and administrative expenses, an increase of RMB23,228 in APIC, an increase of RMB12,571 in opening accumulated deficit and a decrease of RMB494 in amount due from related parties as of and for the year ended December 31, 2017.

In 2016, the Group erroneously did not record the share-based compensation expenses for the JD Employee Awards for certain periods (Note 13). The correction of this error resulted in increases of RMB35, RMB3,298, and RMB37 in selling and marketing expenses, general and administrative expenses and research and development expenses, respectively and a corresponding increase of RMB3,370 in APIC, as of and for the year ended December 31, 2016. The correction of this error resulted in an increase of RMB3,370 in opening accumulated deficit for the year ended December 31, 2017 and APIC as of December 31, 2017.

(c) Foreign currency translation

The Group miscalculated the translation of the NCA and BCA acquired in connection with the JDDJ business acquisition from USD to RMB (Note 3). The correction of this error resulted in increases of RMB60,178, RMB3,498 and RMB63,676 in intangible assets, general and administrative expenses and accumulated other comprehensive income as of and for the year ended December 31, 2016 and increases of RMB4,281, RMB5,571, RMB3,498 and RMB13,350 in intangible assets, general and administrative expenses, opening accumulated deficit and accumulated other comprehensive income as of and for the year ended December 31, 2017, respectively.

(d) Cash and cash equivalents

In 2016 and 2017, the Group erroneously classified short-term investments in wealth management products and certain amounts of cash held in accounts managed by the third party mobile and online payment platforms such as Alipay, WeChat Pay and JD Wallet as cash and cash equivalents. The correction of this error resulted in increases of RMB50,920 and RMB17,000 in short-term investments and increases of RMB14,402 and RMB24,275 in prepayment and other current assets as of December 31, 2016 and 2017, respectively. Accordingly, the cash and cash equivalents as of December 31, 2016 and 2017 decreased by RMB65,322 and RMB41,275, respectively.

21. RESTATEMENT AND RECLASSIFICATIONS (CONTINUED)

(e) VAT tax

In 2017, the Group erroneously overstated the VAT receivables in prepayments and other current assets and VAT payables in accrued expenses and other current liabilities. The correction of this error resulted in a decrease of RMB11,121 in accrued expenses and other current liabilities as well as prepayments and other current assets as of December 31, 2017.

(f) Long-term lease deposits

In 2016 and 2017, the Group erroneously recorded long-term lease deposits in the prepayment and other current assets. The correction of this error resulted in decreases of RMB259 and RMB6,103 in prepayment and other current assets and the corresponding increases in other non-current assets as of December 31, 2016 and 2017, respectively.

(g) Acquisition cost

In 2016, the Group erroneously recorded the acquisition cost for JDDJ business combination (Note3) as share issuance cost. The correction of this error resulted in an increase of RMB 10,474 in both general and administrative expenses and APIC as of and for the year ended December 31, 2016. The correction of this error also resulted in an increase of RMB10,474 in opening accumulated deficit for the year ended December 31, 2017 and APIC as of December 31, 2017.

(h) Warrant

In 2016 and 2017, the Group applied certain incorrect assumptions in determining the fair values of the ordinary shares and warrants issued in connection with the JDDJ business combination (Note 12). The correction of this error resulted in increases of RMB42,926, RMB149,146, and RMB29,221 in goodwill, warrant liabilities and fair value change in warrant liabilities, respectively, and decreases of RMB9,536 in accumulated other comprehensive income and RMB125,905 in APIC as of and for the year ended December 31, 2016, respectively, and increases of RMB42,926, RMB47,696 and RMB91,558 in goodwill, mezzanine equity and fair value change in warrant liabilities, respectively, and decreases of RMB 29,221 in opening accumulated deficit, RMB301 in accumulated other comprehensive income and RMB125,248 in APIC as of and for the year ended December 31, 2017, respectively.

Reclassifications

The following items in prior financial statements have been reclassified to conform to the current presentation primarily for the following reasons:

(i) The Group decided not to present cost of revenues and gross profit, and thus, reclassified the costs related to the fulfilment of logistic services to the fulfilment expenses and retained the cost of goods sold. Additionally, the Group reclassified certain expense items to different accounts based on the nature of those expenses. These reclassifications resulted in the elimination of cost of revenues and increases of cost of goods sold, fulfilment expenses, selling and marketing expenses and general and administrative expenses for the years ended December 31, 2016 and 2017, respectively.

(j) Reclassification of payable to Drivers from accrued expenses and other current liabilities to a separate line item due to the significance of the amount. The reclassification resulted in an increase of payable to Drivers and a decrease of accrued expenses and other current liabilities as of December 31, 2016 and 2017, respectively.

(k) Reclassification of leasehold improvement from other non-current assets to property and equipment. The reclassification resulted in an increase of property and equipment and a decrease of other non-current assets as of December 31, 2016 and 2017, respectively.

(l) Reclassification of others, net to other operating expenses, other operating income and foreign exchange gain/(loss) based on the nature of each related item. The reclassification resulted in changes of other operating expenses, other operating income, foreign exchange gain/(loss) and others, net for the years ended December 31, 2016 and 2017, respectively.

21.       RESTATEMENT AND RECLASSIFICATIONS (CONTINUED)

The effects of the reclassifications and restatement for the error on the Consolidated Balance Sheets are as follows:

		As of December 31, 2016
	Item	As previously reported	Restatement adjustments	Reclassification adjustments	As Restated
		RMB	RMB	RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents	d	2,042,896	(65,322)	—	1,977,574
Short-term investments	d	154,500	50,920	—	205,420
Accounts receivable, net		3	—	—	3
Inventories, net		2,185	—	152	2,337
Amount due from related parties	b	34,631	(1,096)	(677)	32,858
Prepayments and other current assets	d, f	25,870	14,143	525	40,538
Total current assets		2,260,085	(1,355)	—	2,258,730
Property and equipment, net	k	2,137	—	3,484	5,621
Goodwill	h	914,679	42,926	—	957,605
Intangible assets, net	c	1,264,024	60,178	—	1,324,202
Other non-current assets	f, k	7,150	259	(3,484)	3,925
Total non-current assets		2,187,990	103,363	—	2,291,353
Total assets		4,448,075	102,008	—	4,550,083
Current liabilities:
Accounts payable		6,158	—	—	6,158
Payable to Drivers	j	—	—	160,467	160,467
Amount due to related parties		121,233	—	—	121,233
Accrued expenses and other current liabilities	j	311,512	—	(160,467)	151,045
Total current liabilities		438,903	—	—	438,903
Deferred tax liabilities		95,109	—	—	95,109
Warrant liabilities	h	48,559	149,146	—	197,705
Total non-current liabilities		143,668	149,146	—	292,814
Total liabilities		582,571	149,146	—	731,717
Total mezzanine equity		4,422,448	—	—	4,422,448
Ordinary shares		227	—	—	227
Additional paid-in capital	b, g, h	1,927,410	(100,585)	—	1,826,825
Subscription receivable		(35)	—	—	(35)
Accumulated deficit	b, c, g, h	(2,641,987)	(693)	—	(2,642,680)
Accumulated other comprehensive income	c, h	157,441	54,140	—	211,581
Total shareholders deficit		(556,944)	(47,138)	—	(604,082)

Total liabilities, mezzanine equity and shareholders’ deficit		4,448,075	102,008	—	4,550,083

21. RESTATEMENT AND RECLASSIFICATIONS (CONTINUED)

		As of December 31, 2017
	Item	As previously reported	Restatement adjustments	Reclassification adjustments	As Restated
		RMB	RMB	RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents	d	1,600,812	(41,275)	—	1,559,537
Restricted cash		359,731	—	—	359,731
Short-term investments	d	307,746	17,000	—	324,746
Accounts receivable, net		6,946	—	—	6,946
Inventories, net		5,886	—	—	5,886
Amount due from related parties	b	49,723	(494)	(469)	48,760
Prepayments and other current assets	d, e, f	46,884	7,051	769	54,704
Total current assets		2,377,728	(17,718)	300	2,360,310
Property and equipment, net	k	8,573	—	4,290	12,863
Goodwill	h	914,679	42,926	—	957,605
Intangible assets, net	c	1,065,421	4,281	—	1,069,702
Other non-current assets	f, k	10,099	6,103	(4,618)	11,584
Total non-current assets		1,998,772	53,310	(328)	2,051,754
Total assets		4,376,500	35,592	(28)	4,412,064
Current liabilities:
Short-term loan		354,499	—	—	354,499
Accounts payable		7,145	—	—	7,145
Payable to Drivers	j	—	—	265,015	265,015
Amount due to related parties		38,290	—	—	38,290
Accrued expenses and other current liabilities	e, j	534,279	(11,121)	(265,043)	258,115
Total current liabilities		934,213	(11,121)	(28)	923,064
Total non-current liabilities		80,272	—	—	80,272
Total liabilities		1,014,485	(11,121)	(28)	1,003,336
Total mezzanine equity	h	5,836,058	47,696	—	5,883,754
Ordinary shares		227	—	—	227
Additional paid-in capital	b, g, h	1,601,596	(88,176)	—	1,513,420
Subscription receivable		(35)	—	—	(35)
Accumulated deficit	b, c, g, h	(4,165,913)	74,143	—	(4,091,770)
Accumulated other comprehensive income	c, h	90,082	13,050	—	103,132
Total Shareholders deficit		(2,474,043)	(983)	—	(2,475,026)
Total liabilities, mezzanine equity and shareholders’ deficit		4,376,500	35,592	(28)	4,412,064

21. RESTATEMENT AND RECLASSIFICATIONS (CONTINUED)

The effects of the reclassifications and restatement for the error on the Consolidated Statements of Operations and Comprehensive Loss are as follows:

		Year ended December 31, 2016
	Item	As previously reported	Restatement adjustments	Reclassification adjustments	As Restated
		RMB	RMB	RMB	RMB
Net Revenues	a	87,614	34,287	740	122,641
Cost of revenues/goods sold	i	(44,354)	—	23,679	(20,675)
Fulfillment expenses	i	—	—	(853,533)	(853,533)
Selling, general and administrative expenses	a, b, c, g	(1,491,737)	(65,461)	1,557,198	—
Selling and marketing expenses	i	—	—	(480,973)	(480,973)
General and administrative expenses	i, g	—	—	(233,187)	(233,187)
Product development expenses	b, i	(115,333)	(37)	115,370	—
Research and development expenses	i	—	—	(129,294)	(129,294)
Other operating expenses	l	—	—	(602)	(602)
Total operating expenses		(1,651,424)	(65,498)	(1,342)	(1,718,264)
Other operating income	l	—	—	60	60
Loss from operations		(1,563,810)	(31,211)	(542)	(1,595,563)
Interest income		20,008	—	—	20,008
Others, net	l	4,976	—	(4,976)	—
Foreign exchange gain/(loss)	l	—	—	5,518	5,518
Fair value change in warrant liabilities	h	—	29,221	—	29,221
Total other income		24,984	29,221	542	54,747
Loss before income tax benefits		(1,538,826)	(1,990)	—	(1,540,816)
Income tax benefits		9,891	—	—	9,891
Net loss and net loss attributable to the Company		(1,528,935)	(1,990)	—	(1,530,925)
Accretion of convertible redeemable preferred shares	g	(285,335)	(10,474)	—	(295,809)
Net loss attributable to ordinary shareholders		(1,814,270)	(12,464)	—	(1,826,734)

Net loss		(1,528,935)	(1,990)	—	(1,530,925)

Other comprehensive income/(loss)
Foreign currency translation adjustments	c, h	118,278	54,140	—	172,418

Total comprehensive loss		(1,410,657)	52,150	—	(1,358,507)

21. RESTATEMENT AND RECLASSIFICATIONS (CONTINUED)

		Year ended December 31, 2017
	Item	As previously reported	Restatement adjustments	Reclassification adjustments	As Restated
		RMB	RMB	RMB	RMB
Net Revenues	a	1,778,096	(560,343)	212	1,217,965
Cost of revenues/goods sold	a, i	(1,892,879)	557,149	1,288,043	(47,687)
Fulfillment expenses	i	—	—	(1,592,664)	(1,592,664)
Selling, general and administrative expenses	a, b, c, i	(1,280,030)	(13,528)	1,293,558	—
Selling and marketing expenses	i	—	—	(723,463)	(723,463)
General and administrative expenses	i	—	—	(249,172)	(249,172)
Product development expenses	i	(175,041)	—	175,041	—
Research and development expenses	i	—	—	(191,977)	(191,977)
Other operating expenses	l	—	—	(1,173)	(1,173)
Total operating expenses		(3,347,950)	543,621	(1,807)	(2,806,136)
Other operating income	l	—	—	1,408	1,408
Loss from operations		(1,569,854)	(16,722)	(187)	(1,586,763)
Interest income		31,408	—	—	31,408
Interest expenses		(8,908)	—	—	(8,908)
Others, net	l	(4,440)	—	4,440	—
Foreign exchange gain/(loss)	l	—	—	(4,253)	(4,253)
Fair value change in foreign currency forward contracts		22,846	—	—	22,846
Fair value change in warrant liabilities	h	(9,091)	91,558	—	82,467
Total other income		31,815	91,558	187	123,560
Loss before income tax benefits		(1,538,039)	74,836	—	(1,463,203)
Income tax benefits		14,113	—	—	14,113
Net loss and net loss attributable to the Company		(1,523,926)	74,836	—	(1,449,090)
Accretion of convertible redeemable preferred shares	h	(374,902)	656	—	(374,246)
Net loss attributable to ordinary shareholders		(1,898,828)	75,492	—	(1,823,336)

Net loss		(1,523,926)	74,836	—	(1,449,090)

Other comprehensive income/(loss)
Foreign currency translation adjustments	c, h	(67,359)	(41,090)	—	(108,449)

Total comprehensive loss		(1,591,285)	33,746	—	(1,557,539)

21. RESTATEMENT AND RECLASSIFICATIONS (CONTINUED)

The effects of the reclassifications and restatement for the error on the Consolidated Statements of Cash Flows are as follows:

	Year ended December 31, 2016
	As previously reported	Restatement adjustments	Reclassification adjustments	As Restated
	RMB	RMB	RMB	RMB
Cash flows from operating activities:
Net loss	(1,528,935)	(1,990)	—	(1,530,925)
Adjustment to reconcile net loss to net cash in operating activities
Depreciation and amortization	132,893	3,498	1,745	138,136
Share-based compensation	75,402	17,239	487	93,128
Foreign exchange (gain)/loss	2,843	—	(8,361)	(5,518)
Loss from disposal of property and equipment	136	—	(8)	128
Fair value change in warrant liabilities	—	(29,221)	—	(29,221)
Changes in operating assets and liabilities:
Accounts receivable	438	—	—	438
Inventories	(1,766)	—	(152)	(1,918)
Amount due from related parties	(32,853)	—	1,772	(31,081)
Prepayments and other current assets	(16,346)	(14,143)	409	(30,080)
Other non-current assets	(2,152)	(259)	424	(1,987)
Accounts payable	3,448	—	—	3,448
Amount due to related parties	92,787	—	—	92,787
Payable to Drivers	—	—	74,566	74,566
Accrued expenses and other current liabilities	6,805	—	(75,503)	(68,698)
Deferred tax benefits	(9,891)	—	—	(9,891)
Net cash used in operating activities	(1,277,191)	(24,876)	(4,621)	(1,306,688)
Cash flows from investing activities:
Disposal of wealth management products	—	3,572,546	—	3,572,546
Purchase of wealth management products	(154,500)	(3,007,466)	—	(3,161,966)
Purchase of property and equipment and intangible assets	(1,376)	—	(3,541)	(4,917)
Proceeds from disposal of property and equipment	74	—	—	74
Cash acquired from business combination, net of cash paid	83,204	—	—	83,204
Net cash used in investing activities	(72,598)	565,080	(3,541)	488,941
Cash flows from financing activities:
Proceeds from issuance of convertible redeemable preferred shares, net of issuance cost	1,778,540	—	—	1,778,540
Proceeds from early exercise of share options	55	—	—	55
Cash paid for repurchase of early exercise of share options	(13,253)	—	—	(13,253)
Cash paid for repurchase of ordinary shares	(6,453)	—	61	(6,392)
Cash paid for repurchase of share options	(16,959)	—	(256)	(17,215)
Cash paid for shares issuance costs	(20,942)	10,474	(7)	(10,475)
Net cash provided by financing activities	1,720,988	10,474	(202)	1,731,260
Effect of foreign exchange rate changes on cash and cash equivalents	118,537	—	8,364	126,901
Net increase in cash and cash equivalents	489,736	550,678	—	1,040,414
Cash and cash equivalents, beginning of the year	1,553,160	(616,000)	—	937,160
Cash and cash equivalents, end of the year	2,042,896	(65,322)	—	1,977,574

21. RESTATEMENT AND RECLASSIFICATIONS (CONTINUED)

	Year ended December 31, 2017
	As previously reported	Restatement adjustments	Reclassification adjustments	As Restated
	RMB	RMB	RMB	RMB
Cash flows from operating activities:
Net loss	(1,523,926)	74,836	—	(1,449,090)
Depreciation and amortization	199,778	5,571	3,712	209,061
Share-based compensation	49,090	11,151	600	60,841
Foreign exchange (gain)/loss	4,568	—	(315)	4,253
Fair value change in forward contract	(22,846)	—	—	(22,846)
Fair value change in warrant liabilities	9,091	(91,558)	—	(82,467)
Changes in operating assets and liabilities:
Accounts receivable	(6,943)	—	—	(6,943)
Inventories	(3,701)	—	152	(3,549)
Amount due from related parties	(15,093)	—	(809)	(15,902)
Prepayments and other current assets	(21,015)	(4,029)	10,877	(14,167)
Other non-current assets	(949)	(5,844)	1,154	(5,639)
Accounts payable	987	—	—	987
Amount due to related parties	(82,943)	—	—	(82,943)
Payable to Drivers	—	—	104,548	104,548
Accrued expenses and other current liabilities	222,767	—	(115,698)	107,069
Deferred tax benefits	(14,837)	—	—	(14,837)
Net cash used in operating activities	(1,205,972)	(9,873)	4,221	(1,211,624)
Cash flows from investing activities:
Disposal of wealth management products	—	2,348,604	—	2,348,604
Purchase of wealth management products	(130,400)	(2,314,684)	—	(2,445,084)
Increase in restricted cash	(379,231)	—	19,500	(359,731)
Purchase of property and equipment and intangible assets	(7,610)	—	(4,518)	(12,128)
Cash paid for cost method investment	(2,000)	—	—	(2,000)
Net cash used in investing activities	(519,241)	33,920	14,982	(470,339)
Net cash provided by financing activities	1,338,319	—	—	1,338,319
Effect of foreign exchange rate changes on cash and cash equivalents	(55,190)	—	(19,203)	(74,393)
Net increase in cash and cash equivalents	(442,084)	24,047	—	(418,037)
Cash and cash equivalents, beginning of the year	2,042,896	(65,322)	—	1,977,574
Cash and cash equivalents, end of the year	1,600,812	(41,275)	—	1,559,537

21. RESTATEMENT AND RECLASSIFICATIONS (CONTINUED)

The effects of the reclassifications and restatement for the error on the Consolidated Statements of Changes in Shareholders’ Deficit for are as follows:

	Year ended December 31, 2016
	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income	Total Shareholders deficit
Balance at December 31, 2016, As Previously Reported	1,927,410	(2,641,987)	157,441	(556,944)
Correction adjustments	(100,585)	(693)	54,140	(47,138)
Balance at December 31, 2016, As Restated	1,826,825	(2,642,680)	211,581	(604,082)

	Year ended December 31, 2017
	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income	Total Shareholders deficit
Balance at December 31, 2017, As Previously Reported	1,601,596	(4,165,913)	90,082	(2,474,043)
Correction adjustments	(88,176)	74,143	13,050	(983)
Balance at December 31, 2017, As Restated	1,513,420	(4,091,770)	103,132	(2,475,026)

22.       SUBSEQUENT EVENT

The subsequent events were evaluated through June 28, 2019, which is the issuance date of the audited consolidated financial statements and no significant subsequent event was identified.